United States

Securities and Exchange Commission
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2002

Commission File Number 000-27663

SATYAM INFOWAY LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Tidel Park, 2nd Floor
No. 4, Canal Bank Road, Taramani, Chennai 600 113 India
(91) 44-254-0770
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F   [X]    Form  40 F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b). Not applicable.

Item 1. Financial Statements
CONSOLIDATED BALANCE SHEETS
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
Item 2. Operating and Financial Review and Prospects.
Signatures
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3
EXHIBIT 99.4
EXHIBIT 99.5

Currency of Presentation and Certain Defined Terms

     Unless the context otherwise requires, references herein to “we,” “us,” the “company,” “Sify” or “Satyam Infoway” are to Satyam Infoway Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. We are presently a majority-owned subsidiary of Satyam Computer Services Limited, a leading Indian information technology services company which is traded on the New York Stock Exchange and the major Indian stock exchanges (“Satyam Computer Services”), pending the completion of a financing transaction described in this report. “Satyam” is a trademark owned by Satyam Computer Services, which has licensed the use of the “Satyam” trademark to us subject to specified conditions. “Sify.com,” “Sify,” “SatyamOnline,” “Satyam. Net,” “satyamonline.com” and “Satyam iway” are trademarks used by us for which we have registration applications pending in India. All other trademarks or tradenames used in this quarterly report are the property of their respective owners.

     In this report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, references to “GBP” are to the legal currency of United Kingdom and references to “Rs.,” “rupees” or “Indian Rupees” are to the legal currency of India. References to a particular “fiscal” year are to our fiscal year ended March 31 of that year.

     For your convenience, this report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this report, all translations from Indian rupees to U.S. dollars contained in this report have been based on the noon buying rate in the City of New York on September 30, 2002 for cable transfers in Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. The noon buying rate on September 30, 2002 was Rs.48.40 per $1.00.

     Our financial statements are prepared in Indian rupees and presented in accordance with United States generally accepted accounting principles or U.S. GAAP. Solely for your convenience, some of the information contained in our financial statements has been translated into U.S. dollars. In this report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

     On September 21, 2002, we announced a 1-for-4 reverse split of our equity share to ADS ratio. Effective September 24, 2001, one ADS represented one equity share. The information contained in this report gives effect to the reverse ratio change.

     Information contained in our websites, including our principal corporate website, www.sifycorp.com, is not part of this report.

Forward-looking Statements May Prove Inaccurate

     IN ADDITION TO HISTORICAL INFORMATION, THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, INCLUDING, WITHOUT LIMITATION, SIFY’S EXPECTATION THAT THE PENDING EQUITY FINANCING WILL BE COMPLETED ON THE CURRENTLY ANTICIPATED SCHEDULE OR AT ALL. THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN THE SECTION ENTITLED “ITEM 2—OPERATING AND FINANCIAL REVIEW AND PROSPECTS—RISKS RELATED TO OUR BUSINESS” AND ELSEWHERE IN THIS REPORT. YOU ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH REFLECT MANAGEMENT’S ANALYSIS ONLY AS OF THE DATE OF THIS REPORT. IN ADDITION, YOU SHOULD CAREFULLY REVIEW THE OTHER INFORMATION IN THIS REPORT AND IN OUR PERIODIC REPORTS AND OTHER DOCUMENTS FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) FROM TIME TO TIME. OUR FILINGS WITH THE SEC ARE AVAILABLE ON ITS WEBSITE, WWW.SEC.GOV.

Item 1. Financial Statements

SATYAM INFOWAY LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data and as otherwise stated)

	As at

	March 31,	September 30,

	2002	2002
		(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Rs. 658,111	Rs. 273,835	$5,658
Cash — Restricted	52,389	24,416	504
Accounts receivable	419,961	346,513	7,159
Due from officers and employees	38,675	11,486	237
Inventories	35,426	19,889	411
Prepaid expenses	114,755	116,374	2,405
Other current assets	85,028	150,846	3,117

Total current assets	1,404,345	943,359	19,491
Cash — Restricted	100,000	140,341	2,900
Property, plant and equipment-net	1,932,046	1,633,997	33,760
Goodwill and other intangible assets	341,179	256,740	5,305
Investments in affiliates	170,332	175,860	3,633
Investments	9,477	9,583	198
Other assets	188,895	135,126	2,792

Total assets	Rs. 4,146,274	Rs. 3,295,006	$68,079

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current installments of capital lease obligations	3,218	2,602	54
Accrued liabilities	499,390	427,250	8,827
Deferred revenue	144,519	218,906	4,523
Advances from customers	15,320	16,474	340
Other current liabilities	21,278	22,094	457

Total current liabilities	683,725	687,326	14,201
Non-current liabilities:
Capital lease obligations, excluding current installments	3,922	3,819	79
Deferred tax liability	13,388	15,644	323
Other liabilities	39,877	36,174	747

Total liabilities	740,912	742,963	15,350

Minority interest	11,249	2,973	62
Stockholders’ equity
Common stock, Rs 10 par value; 35,000,000 equity shares authorized; Issued and outstanding: 23,202,176 shares as of March 31, 2002 and September 30, 2002	232,022	232,022	4,794
Additional paid-in capital	13,649,324	13,635,433	281,724
Deferred compensation — employee stock offer plan	(74,961)	(44,320)	(916)
Accumulated deficit	(10,408,381)	(11,269,138)	(232,833)
Accumulated other comprehensive income	(3,891)	(4,927)	(102)

Total stockholders’ equity	3,394,113	2,549,070	52,667

Total liabilities and stockholders’ equity	Rs. 4,146,274	Rs. 3,295,006	$68,079

See accompanying notes to unaudited consolidated financial statements

SATYAM INFOWAY LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share data and as otherwise stated)

	Quarter ended September 30,			Six months ended September 30,

	2001	2002		2001	2002

Revenues	Rs.410,350	Rs.464,032	$9,587	Rs.759,294	Rs.868,552	$17,945
Cost of revenues (excluding depreciation and amortization)	(310,336)	(325,188)	(6,718)	(596,168)	(631,847)	(13,054)

Gross profit (excluding depreciation and amortization)	100,014	138,844	2,869	163,126	236,705	4,891

Operating expenses:
Selling, general and administrative expenses	476,229	569,841	11,774	971,592	1,094,403	22,612
Acquisition expenses	20,000	—	—	20,000	—	—
Amortisation of goodwill	—	—	—	292,964	—	—
Impairment of goodwill	4,115,145	—	—	4,115,145	—	—
Amortisation of deferred stock compensation expense	(2,355)	10,177	210	14,001	16,750	346
Foreign exchange loss/(gain)	(24,820)	1,014	21	(34,552)	(10,829)	(224)

Total operating expenses	4,584,199	581,032	12,005	5,379,150	1,100,324	22,734

Operating loss	(4,484,185)	(442,188)	(9,136)	(5,216,024)	(863,619)	(17,843)
Other income, net	5,126	9,769	202	34,044	15,985	330

Loss before taxes, equity in losses of affiliates and minority interest	(4,479,059)	(432,419)	(8,934)	(5,181,980)	(847,634)	(17,513)
Equity in losses of affiliates	(1,096,526)	(14,321)	(296)	(1,184,414)	(30,590)	(632)
Minority interest	1,351	10,557	218	3,943	12,290	254

Losses before income taxes	(5,574,234)	(436,183)	(9,012)	(6,362,451)	(865,934)	(17,891)
Taxes	(4,750)	1,041	21	(9,334)	5,177	107

Net loss from continuing operation	(Rs.5,578,984)	(Rs.435,142)	($8,991)	(Rs.6,371,785)	(Rs.860,757)	($17,784)

Loss from discontinued operation	(Rs.13,114)	—	—	(Rs.25,769)	—	-

Net loss	(Rs.5,592,098)	(Rs.435,142)	($8,991)	(Rs.6,397,554)	(Rs.860,757)	($17,784)

Net loss per share — continuing operation	(240.49)	(18.75)	(0.39)	(274.76)	(37.10)	(0.77)
Net loss per share — discontinued operation	(0.57)	—	—	(1.11)	—	—
Net loss per share	(241.06)	(18.75)	(0.39)	(275.87)	(37.10)	(0.77)
Weighted equity shares used in computing loss per equity share	23,198,237	23,202,176	23,202,176	23,190,711	23,202,176	23,202,176

See accompanying notes to unaudited consolidated financial statements

SATYAM INFOWAY LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data and as otherwise stated)

	Six months ended
	September 30,

	2001	2002

Net loss	(Rs. 6,371,785)	(Rs. 860,757)	($17,784)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, amortization and impairment of goodwill	4,717,112	497,424	10,277
Equity in Loss of affiliates	1,184,414	30,590	632
Loss on sale of plant and equipment	2,846	720	15
Provision for doubtful receivables	34,090	84,748	1,751
Inventory write down	—	19,217	397
Minority interest	(8,443)	(8,276)	(171)
Others	13,834	(8,150)	(168)
Changes in assets and liabilities:
Accounts receivable	10,987	(7,367)	(152)
Due from officers and employees	22,386	27,727	573
Inventories	11,447	9,713	201
Prepaid expenses	26,488	(1,619)	(34)
Other assets	(15,352)	(12,587)	(260)
Accrued expenses	(64,120)	(28,858)	(596)
Trade accounts payable	2,739	(43,282)	(895)
Deferred revenue	(49,424)	74,387	1,537
Advances from customers	(73,447)	1,154	24
Other liabilities	(9,107)	7,517	155

Net cash used in continuing business	(Rs. 565,335)	(Rs. 217,699)	($4,498)
Net cash provided by discontinued business	Rs. 190,498	—	-

Net cash used in operating activities	(Rs. 374,837)	(Rs. 217,699)	($4,498)

Cash flows from investing activities:
Expenditure on plant and equipment	(175,742)	(92,046)	(1,902)
Proceeds from sale of plant and equipment	4,636	10,933	226
Investment in affiliates	(18,900)	(38,111)	(787)
Net movement in cash — restricted	(6,099)	(12,368)	(255)
Purchase consideration for acquisition, net of cash	(12,023)	—	—
License fee	—	(35,117)	(726)

Net cash used in continuing business	(Rs. 208,128)	(Rs. 166,709)	($3,444)
Net cash used in discontinued business	(Rs. 7,082)	—	-

Net cash used in investing activities	(Rs. 215,210)	(Rs. 166,709)	($3,444)

Cash flows from financing activities:
Principal payments under capital lease obligations	(4,618)	(719)	(15)

Net cash used in continuing business	(Rs. 4,618)	(Rs. 719)	($15)
Net cash used in discontinued business	—	—	-

Net cash used in financing activities	(Rs. 4,618)	(Rs. 719)	($15)

Effect of exchange rate changes on cash	(2,574)	851	18
Net decrease in cash and cash equivalents	(597,239)	(384,276)	(7,939)
Cash and cash equivalents at the beginning of the period	1,414,205	658,111	13,597

Cash and cash equivalents at the end of the period	Rs. 816,966	Rs. 273,835	$5,658

See accompanying notes to unaudited consolidated financial statements

SATYAM INFOWAY LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data and as otherwise stated)

						Deferred
					Accumulated	Compensation
	Common Stock		Additional		Other	- Employee		Total
			Paid	Comprehensive	Comprehensive	Stock offer	Accumulated	Stockholders'
	Shares	Par Value	In Capital	Income	Income	plan	Deficit	Equity

Balance as of March 31, 2002	23,202,176	Rs.232,022	Rs.13,649,324		Rs.(3,891)	Rs.(74,961)	Rs.(10,408,381)	Rs.3,394,113

Amortization of compensation related to stock option grants			(13,891)			30,641		16,750
Comprehensive income								—
Net loss				Rs.(860,757)			(860,757)	(860,757)
Other comprehensive income								—
Unrealized loss on investments, net				106	106			106
Foreign exchange translation adjustment				(1,142)	(1,142)			(1,142)

Comprehensive income				Rs.(861,793)				—

Balance as of September 30, 2002	23,202,176	Rs.232,022	Rs.13,635,433		Rs.(4,927)	Rs.(44,320)	Rs.(11,269,138)	Rs.2,549,070

See accompanying notes to unaudited consolidated financial statements.

SATYAM INFOWAY LIMITED

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in rupees thousands, except share data and as otherwise stated)

1.	Summary of Significant Accounting Policies

a.	Basis of Preparation of Financial Statements

The accompanying financial statements of Satyam Infoway Limited (“Sify”) and its subsidiaries (collectively referred to as the “Company”) have been prepared in Indian Rupees (Rs.), the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the quarter ended September 30, 2002 have been translated into United States dollars at the noon buying rate in New York City on September 30, 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 48.40. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or at any other certain rate on September 30, 2002 or at any other date.

b.	Interim Information

Interim information presented in the condensed consolidated financial statements has been prepared by the management without audit and, in the opinion of management, includes all adjustments of a normal recurring nature that are necessary for the fair presentation of the financial position, results of operations, and cash flows for the periods shown, is in accordance with the generally accepted accounting principles in the United States. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for the fiscal year ended March 31, 2002.

2.	Cash and Cash equivalents

Cash and cash equivalents as on September 30, 2002 amounted to Rs.273,835 (Rs.658,111 as on March 31, 2002). This excludes cash-restricted included in current assets of Rs. 24,416 (Rs.52,389 as on March 31, 2002) and cash-restricted included in non- current assets of Rs. 140,341 (Rs.100,000 as on March 31, 2002)

3.	Segment reporting

SFAS No 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas and major customers. The Company’s operations predominantly relate to connectivity to enterprises and providing Internet access to retail subscribers (both home access and public access). The Company also operates a portal, “Sify.com,” that provides a variety of India-related content to audiences both in India and abroad, and which generates revenue from advertisements and other value added services. The Company also has subsidiaries to exploit other opportunities provided by the Internet in e-learning, business to business marketplaces, digital signatures and Internet security.

The primary operating segments of the Company include:

•	Corporate network/data services, which provides private network services, messaging services and web hosting to businesses;

•	Consumer Internet access services, which provides dial-up Internet access and public Internet access through cyber cafés; and

•	Online portal services and content offerings.

The chief operating decision maker (“CODM”) evaluates the Company’s performance and allocates resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market catered to. The measure of loss reviewed by the CODM during fiscal 2002 and 2001 was “Earnings/loss before interest, taxes, depreciation and amortization.” Prior to fiscal 2001, the CODM reviewed segment information relating to revenues only.

Revenue in relation to segments is categorized based on items that are individually identifiable to that segment. Bandwidth costs, which form a significant part of the total expenses, are allocated primarily between the corporate network/data services and consumer Internet access services businesses based on certain norms and assumptions and on total demand of bandwidth from each of these businesses. Certain expenses, such as depreciation and technology, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Company.

A significant part of the fixed assets used in the Company’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. Management believes that it is not practicable to provide segment disclosures relating to total assets since a meaningful segregation of the available data is onerous.

The Company’s operating segment information for the quarter ended September 30, 2002 and 2001 and the six months ended September 30, 2002 and 2001 is presented below:

	Quarter ended September 30, 2002

	Corporate	Internet	Online		Total
	Network /Data	Access	Portal	Other	continuing
	Services	Services	Services	Services	operations

Revenues	237,379	150,760	44,159	31,734	464,032
Operating expenses	(181,286)	(223,744)	(52,219)	(22,130)	(479,379)
Equity in losses of affiliates		—	(7,417)	—	(7,417)
Minority interest	—	232	—	—	232

Segment operating income / (loss)	56,093	(72,752)	(15,477)	9,604	(22,532)
Corporate expenses					(131,175)
Foreign exchange gain/(loss)					(1,014)
Other income / (expense), net					1,983

Profit / (loss) before interest, taxes, depreciation and amortization					(152,738)
Depreciation, amortization					(291,231)
Interest income					7,786
Income taxes					1,041

Net loss					(435,142)

	Quarter ended September 30, 2001

	Corporate	Internet	Online
	Network / Data	Access	Portal	Other	Continuing	Discontinued
	Services	Services	Services	Services	operations	operations

Revenues	204,055	142,606	50,480	13,209	410,350	107,795
Operating expenses	(134,839)	(271,921)	(66,641)	(33,246)	(506,647)	(107,345)
Equity in losses of affiliates	—	—	(14,610)	—	(14,610)	—
Minority interest	—	961	390	—	1,351	—

Segment operating income / (loss)	69,216	(128,354)	(30,381)	(20,037)	(109,556)	450
Corporate expenses					(137,795)	—
Foreign exchange gain/(loss)					24,820	—
Other income / (expense), net					(10,201)	—

Profit / (loss) before interest, taxes, depreciation and amortization					(232,732)	450
Depreciation and amortization					(5,375,143)	—
Interest income					15,327	—
Income taxes

Net profit / (loss)					(5,592,548)	450

Depreciation and amortization includes Rs. 6,904 and Rs.2,500 for the quarter ended September 30, 2002 and 2001 respectively which represents that portion of the equity loss in affiliates pertaining to their depreciation and amortization expense. Impairment has been included in depreciation and amortization.

	Six months ended September 30, 2002

	Corporate	Internet	Online		Total
	Network / Data	Access	Portal	Other	continuing
	Services	Services	Services	Services	operations

Revenues	445,693	287,663	81,992	53,204	868,552
Operating expenses	(357,463)	(457,207)	(111,377)	(43,037)	(969,084)
Equity in losses of affiliates		—	(9,640)	—	(9,640)
Minority interest	—	1,965	—	—	1,965

Segment operating income / (loss)	88,230	(167,579)	(39,025)	10,167	(108,207)
Corporate expenses					(258,971)
Foreign exchange gain/(loss)					10,829
Other income / (expense), net					1,139

Profit / (loss) before interest, taxes, depreciation and amortization					(355,210)
Depreciation and amortization					(525,570)
Interest income					14,846
Income taxes					5,177

Net loss					(860,757)

	Six months ended September 30, 2001

	Corporate	Internet	Online
	Network / Data	Access	Portal	Other	Continuing	Discontinued
	Services	Services	Services	Services	operations	operations

Revenues	384,236	243,450	103,291	28,317	759,294	204,745
Operating expenses	(267,909)	(522,400)	(141,807)	(75,448)	(1,007,564)	(202,570)
Equity in losses of affiliates	—	—	(36,195)	—	(36,195)	—
Minority interest	—	2,728	1,215	—	3,943	—

Segment operating income/(loss)	116,327	(276,222)	(73,496)	(47,131)	(280,522)	2,175
Corporate expenses					(284,826)	—
Foreign exchange gain/(loss)					34,552	—
Other income / (expense), net					(2,040)	—

Profit / (loss) before interest, taxes, depreciation and amortization					(532,836)	2,175
Depreciation and amortization					(5,902,977)	—
Interest income					36,084	—
Income taxes

Net profit / (loss)					(6,399,729)	2,175

Depreciation and amortization includes Rs. 20,950 and Rs. 4,046 for the six months ended September 30, 2002 and 2001 respectively which represents that portion of the equity loss in affiliates pertaining to their depreciation and amortization expense. Impairment has been included in depreciation and amortization.

4.	Impairment of Assets

In the current quarter, the Company identified certain assets under the requirements of FAS 144 whose carrying amounts are not recoverable. As a result of this review, the impairment was measured under the requirements of FAS 144 and the Company recorded asset impairment charges totalling to Rs.116,982. These charges include the write-off of assets under development of Rs. 87,500 and write-off of computer software costs of Rs. 29,178.

5.	Goodwill and intangibles

The Company has adopted the provisions of SFAS 141 and 142, and has accordingly assessed the remaining useful lives of identified intangibles with definite useful lives and provides for amortization over the determined useful life of the asset. Intangible assets with indefinite useful lives and goodwill are tested for impairment periodically and diminution in value, if any, is provided for through a charge to the statement of operations.

At September 30, 2002, the Company’s goodwill and other intangible assets amounted to Rs. 14,596 and Rs. 242,144 respectively.

Acquired and Amortised Intangible Assets

	As at September 30, 2002

	Weighted	Gross	Accumulated
	Average Life	Carrying Amount	Amortisation

Technical know how fees	4.89	90,313	24,719
Portals and web content	5.00	98,030	36,335
Employment contracts	5.00	58,320	14,500
Customer contracts and others	3.00	84,793	13,758
Total		331,456	89,312

The aggregate amortisation expense for the quarter ended September 30, 2002 was Rs.26,650.

Estimated Amortisation Expense

For the year ended
March 31,
2003	64,557
2004	69,554
2005	66,121
2006	38,295
2007	9,090

As required by SFAS 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. Subsequent to the adoption of FAS 142, the Company does not amortize goodwill, but will instead test for impairment at least annually. The following table discloses what reported net loss from continuing operations and loss per share would have been in all periods presented excluding amortization of goodwill.

	For the six months ended September 30,

Adjusted net loss	2001	2002	2002

Reported net loss from continuing operations	(Rs.6,371,785)	(Rs.860,757)	($17,784)
Add: Goodwill amortisation	292,964	—	—
Add: Equity goodwill amortisation	75,210	—	—
Adjusted net loss	(Rs.6,003,611)	((Rs.860,757)	($17,784)
Adjusted loss per share	(Rs.258.88)	(Rs.37.10)	($0.77)

For the quarter ended September 30, 2002 and September 30, 2001, there is no difference between the adjusted net loss and the respective reported net loss from continuing operations.

6.	Change in Stock Ratio

On September 21, 2002, Sify announced a 1-for-4 reverse split of Sify’s equity share to American Depositary Share (“ADS”) ratio. Sify’s ADSs are listed on the Nasdaq National Market, USA. Effective September 24, 2001, one ADS represented one equity share.

7.	Softbank and VentureTech

Effective October 7, 2002, Sify entered into definitive agreements with two investors in connection with a $20 million equity investment in Sify. Under the agreements, (1) an affiliate of SOFTBANK Asia Infrastructure Fund (“SAIF”) will purchase approximately 7.56 million newly issued ADSs for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. (“VentureTech”) will purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The transactions are expected to be completed by December 2002, subject to receipt of approval from Sify’s shareholders, Government of India approvals and the satisfaction of other closing conditions. Upon completion of these transactions, Sify’s number of outstanding equity shares will increase from 23.2 million to 34.8 million and the interest of Satyam Computer Services in Sify will be reduced to approximately 35%. In connection with the completion of the financing, the parties anticipate entering into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement will also grant the investors consent rights with respect to specified corporate transactions. The securities proposed to be issued to SAIF and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements.

8.	Cricinfo

On July 29, 2000, Sify acquired 25% of the outstanding stock of Cricinfo Limited (“Cricinfo”), a private company incorporated in the United Kingdom, and the Company accounted for its interest in Cricinfo by the equity method. On October 5, 2001, the Company entered into an agreement to subscribe for unsecured convertible loan notes (“loan notes”) to be issued by Cricinfo in an aggregate amount of up to GBP 1.6 million to meet Cricinfo’s short-medium term working capital requirements over the next year. These loan notes are redeemable on October 5, 2004. The subscription would be in tranches of such amounts and on such dates as would be agreed to in writing from time to time by the company and Cricinfo. At September 30, 2002, the Company had advanced loan notes aggregating to Rs.113,776. The terms of the loan note instrument provide for the payment of interest on the principal amount at the rate of 8% per annum. In addition, the Company shall be entitled at any time on giving 5 days notice to Cricinfo, to convert the principal amount of the loan notes into equity shares in Cricinfo based on a predetermined conversion formula. The above agreement for loan notes does not give Sify a majority voting interest or a controlling financial interest over the period of the loan notes. Further, the Company has no current intention of converting the loans to equity. Therefore, Sify’s investment in Cricinfo continues to be accounted for as an equity investment. However, the original equity investment of $37.5 million made in July 2000 has been written down to zero and subsequently 100% of the equity losses can be accounted for by Sify on the basis of the guaranteed loan notes.

9.	Discontinued operations

On October 24, 2001, the Company announced its proposal to divest its software services (e-business services) division to its parent company, Satyam Computer Services. The software services division provided business-to-business e-commerce and web site development that covered information technology services in India, Australia and the U.S. Revenues from this segment represented approximately 21% of the Company’s total revenue for the three months period ended September 30, 2001. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit the Company to concentrate on Internet services. Sale of this division to Satyam Computer Services was completed for an aggregate consideration of Rs.349,165 on February 28, 2002, the date on which requisite shareholders approval was obtained. The results of operations of the discontinued e-business division for all periods have been reported separately as “Income / (loss) from discontinued operations” as it qualifies as discontinued operations under APB 30.

The summarised information on results of discontinued operation for the three month period ended September 30, 2001 is given below.

	Three months ended	Six months ended

	September 30, 2001

Revenues	107,795	204,745
Operating expenses net of other income	(125,659)	(239,848)
Income/ (loss) from discontinued operations before taxes	(17,864)	(35,103)
Income taxes	4,750	9,334
Net income/(loss) from discontinued operations	(13,114)	(25,769)

10.	Legal proceedings

Sify and certain of its officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in Sify’s initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of Sify’s ADSs from the time of Sify’s IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in Sify’s IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased Sify’s ADSs in the IPO and the aftermarket. The complaint also alleges that Sify violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. That motion is now pending before the Court, with oral argument currently scheduled for late October 2002. Although Sify does not know when the Court will decide the motion, and do not know what that decision will be, Sify believes that it has meritorious defenses and intends to defend this action vigorously. However, Sify could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, Sify’s business could be harmed.

Sify’s subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against Sify and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “IndiaWorld” and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. Sify has tendered the defense and resolution of the matter to the prior owners of IndiaWorld Communications pursuant to a contractual indemnity clause in the purchase agreement. There is pending a settlement of this matter that, if completed, will resolve the matter without any liability to Sify or IndiaWorld Communications. Sify and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. Sify believes that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not Sify’s indemnity will be effective in protecting it, and also could divert management time and attention away from Sify’s business. An adverse outcome that is not indemnified could be material.

The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including Sify, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels which Sify believes are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI which decided against the ISPAI. The ISPAI has not yet decided on a further course of action. Sify does not expect the outcome of these proceedings to have a material adverse effect on its financial condition or results of operation.

Sify is party to additional legal actions arising in the ordinary course of business. Based on information available as of September 30, 2002 Sify believes that it has adequate legal defenses or insurance coverage for these actions and that the ultimate outcome of these actions will not have a material adverse effect on Sify.

11.	Reclassifications

Certain prior-years’ amounts have been reclassified to conform to the current period’s presentation.

Item 2. Operating and Financial Review and Prospects.

     The following discussion of the financial condition and results of operations of our company should be read in conjunction with the unaudited condensed financial statements and the related notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2002. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see “Risks Related to Our Business.”

     On September 21, 2002, we announced a 1-for-4 reverse split of our equity share to ADS ratio. Effective September 24, 2001, one ADS represented one equity share. The information contained in this report gives effect to the reverse ratio change.

Overview

     Our company, Satyam Infoway Limited, was organized as a limited liability company under the laws of the Republic of India pursuant to the provisions of the Companies Act on December 12, 1995. We are presently a majority-owned subsidiary of Satyam Computer Services, a leading Indian information technology services company traded on the New York Stock Exchange and the principal Indian stock exchanges, pending the completion of a financing transaction described in this report. We conduct a significant majority of our business in India. Our wholly-owned subsidiary, Indiaplaza.com, is located in San Jose, California and conducts business in the United States. The address of our principal executive office is Tidel Park, 2nd Floor, No. 4, Canal Bank Road, Taramani, Chennai 600 113 India, and our telephone number is (91) 44-254-0770.

     Our company was formed as a separate business unit of Satyam Computer Services to develop and offer connectivity-based corporate services allowing businesses in India to exchange information, communicate and transact business electronically. From December 1995 through 1997, we focused on the development and testing of our private data network. In 1997, we began forming strategic partnerships with a number of leading technology and electronic commerce companies, including UUNet Technologies, in order to broaden our product and service offerings to our corporate customers. In March 1998, we obtained network certification for conformity with Indian and international network operating standards from the Technical Evaluation Committee of India. In April 1998, we began offering private network services to businesses in India. Our initial products and services included electronic data interchange, e-mail and other messaging services, virtual private networks and related customer support.

     In October 1998, we initiated our online content offerings with two websites: carnaticmusic.com and indiaupdate.com. We also started development of www.sify.com, our online portal, and other related content sites for personal finance, movies and automobiles with the goal of offering a comprehensive suite of websites offering content specifically tailored to Indian interests worldwide.

     On November 6, 1998, the Indian government opened the Internet service provider market place to private competition. Capitalizing on our existing private data network, we launched our Internet service provider business, SatyamOnline, on November 22, 1998 and became the first private national Internet service provider in India. We began offering SatyamOnline Internet access and related services to India’s consumer market as a complement to the network services offered to our business customers. Our SatyamOnline service was the first in India to offer ready-to-use CD-ROMs enabling online registration and immediate usage.

     In October 1999, we completed our initial public offering and issued 4,801,250 ADSs (representing 4,801,250 equity shares) at a price of $18.00 per ADS. We received approximately $79.2 million, net of underwriting discounts, commissions and other offering costs.

     We acquired IndiaWorld Communications, a private company organized under the laws of the Republic of India, in June 2000 through the payment of Rs.3,767.4 million in cash and issuance of 268,500 equity shares. In fiscal 2002, due to a general decline in market valuations for technology companies, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to this acquisition. As a result, we recorded a charge relating to the impairment of goodwill arising in connection with this acquisition.

     In February 2000, we completed a secondary offering and issued 467,175 ADSs (representing 467,175 equity shares) at a price of $320.00 per ADS. We received approximately $141.2 million, net of underwriting discounts, commissions and other costs.

     In July 2000, we acquired a 25% stake in CricInfo Limited, a private company incorporated in the United Kingdom, through the issuance of 551,180 ADSs (representing 551,180 equity shares). Also in July 2000, we entered into an agreement to acquire the outstanding capital stock of IndiaPlaza.com, a private company incorporated in California. We completed our acquisition of Indiaplaza.com in December 2000 through the issuance of an aggregate of 113,798 ADSs (representing 113,798 equity shares) to the former equity holders of IndiaPlaza.com. For U.S. GAAP reporting purposes, the financial statements of Indiaplaza.com have been consolidated with our financials statements from and after December 8, 2000.

     In October 2001, we entered into a loan transaction with CricInfo Limited for the issuance of unsecured convertible notes by CricInfo with a principal amount of up to GBP 1.0 million, subject to the satisfaction of certain performance measures by CricInfo. These notes, which provide for an interest rate of 8.0% per annum, are convertible into CricInfo shares by us at any time and redeemable by CricInfo on October 5, 2004. On May 17, 2002, we entered into an Amended Subscription Agreement, for an additional amount of up to GBP 0.6 million to CricInfo that will be subject to the same terms as the original issue, thereby increasing our total subscription to GBP 1.6 million.

     Also in October 2001, we announced our proposal to divest our software services business, which principally involves business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services. Our software services business represented approximately 18% of our revenues for fiscal 2002. This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002. The objective of the divestment is to permit Satyam Computer Services to concentrate on its core business of software services and to permit us to concentrate on Internet services.

     On July 16, 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited has assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment. For additional information, please see our report on Form 6-K dated July 16, 2002.

     Effective October 7, 2002, we entered into definitive agreements with two investors in connection with a $20 million equity investment in our company. Under the agreements, (1) an affiliate of SOFTBANK Asia Infrastructure Fund (“SAIF”) will purchase approximately 7.56 million newly issued ADSs for $13.0 million, or $1.72 per ADS, (2) VentureTech Solutions Private Ltd. (“VentureTech”) will purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The transactions are expected to be completed by December 2002, subject to receipt of approval from our shareholders, Government of India approvals and the satisfaction of other closing conditions. Upon completion of these transactions, the number of our outstanding equity shares will increase from 23.2 million to 34.8 million and the interest of Satyam Computer Services in our company will be reduced to approximately 35%. In connection with the completion of the financing, the parties anticipate entering into a shareholders agreement providing for, among other things, a Board of Directors comprised of nine directors to be nominated as follows: SAIF—two nominees; VentureTech—two nominees; Satyam Computer Services—two nominees; South Asia Regional Fund—one nominee; one independent nominee; and one nominee who shall be the Managing Director of Sify. The shareholders agreement will also grant the investors consent rights with respect to specified corporate transactions. The securities proposed to be issued to SAIF and VentureTech have not been registered under the Securities Act of 1933, as amended, are being sold to non-U.S. persons in a private placement and may not be reoffered or resold except pursuant to a registration statement or an exemption from such registration requirements. This report is neither an offer to sell nor a solicitation of an offer to purchase any such securities.

Revenues

     For reporting purposes, we classify our revenues into three divisions:

•	Corporate network/data services;

•	Consumer Internet access services; and

•	Online portal and content offerings.

     Our corporate network/data services division derives its revenues from dial-up and dedicated Internet access, electronic data interchange, e-mail and other messaging services, virtual private networks, web hosting and web-based solutions. Revenues from corporate network/data services are recognized over the period in which the related services are rendered. Revenues from website hosting are recognized ratably over the period for which the website is hosted. Revenues from the sale of communications hardware and software that are required to provide our network-based services are recognized upon delivery, or upon delivery and installation if the contract terms so stipulate, of the related items. The value of installation services is based on either vendor-specific objective evidence of fair value or residual amounts using the residual method as defined in SOP 98-9. Revenues are shown exclusive of sales tax and service tax and net of applicable discounts and allowances.

     Our consumer Internet access services division derives its revenues primarily from the “SatyamOnline” dial-up business and the “iway” public Internet access business. Dial-up Internet access is sold to customers either for a specified number of hours or for unlimited usage within a specified period of time. Customers purchase a CD-ROM that allows them to access the Internet. The amounts received from customers on the sale of these CD-ROMs are not refundable. We recognize revenue from sale of CD-ROMs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue. Revenue from unlimited Internet access and electronic mail access is recognized over the specified period.

     Public Internet access is provided to customers through a chain of Sify-owned cybercafé and franchisee cybercafé outlets. We enter into an arrangement with franchisees that provides for the payment of an initial franchisee fee in consideration for establishing the franchisee relationship and providing certain initial services. This initial franchise fee revenue is recognized at the time of commencement of operations by the franchisee, in accordance with SFAS 45, Accounting for Franchise Fee Revenue.

     We provide Internet Telephony service VoIP (Voice over Internet Protocol) to make calls across the world using a PC 2 Phone Dialer through its product named “Way2Talk”. VoIP is sold as packs, which allows the customers to access our service and use VoIP for a specified number of hours within a specified period of time. The amounts received from customers on the sale of these packs are not refundable. We recognize revenue from sale of packs based on usage by the customer. At the end of the specified period, the remaining unutilized hours, if any, are recognized as revenue.

     Our online portal and content offerings division derives revenues from third-party advertising and commissions from electronic commerce transactions on our websites. Revenues from banner advertisements and sponsorship contracts are recognized ratably over the period in which the advertisements are displayed. Revenues from electronic commerce transactions are recognized when the transactions are completed.

Expenses

     Cost of revenues for the corporate network/data services division consists of telecommunications costs necessary to provide services, customer support costs and the cost of providing network operations.

     Cost of revenues for the consumer Internet access services division consists primarily of recurring telecommunications costs necessary to provide service to subscribers. Telecommunications costs include the costs of providing local telephone lines to our points of presence, the costs of using third-party networks pursuant to service agreements and leased line costs. Bandwidth costs are presently controlled to a significant extent by VSNL, a telecom provider that competes with us in the Internet access business and that, until recently, was controlled by the Government of India. We are addressing these cost issues through alternative bandwidth sources and the establishment of our own international access gateways. Private companies in India were not previously permitted to operate their own international gateways.

     Another recurring cost is the personnel and related operating expenses associated with customer support and network operations. We expect that customer support and network operations expenses will decrease as a percentage of revenues as we more efficiently utilize these capabilities across a larger customer base assuming that subscription rates stabilize.

     Cost of revenues for the online portal and content offerings division includes the labor cost of developing and maintaining our websites, the cost of third-party software and the cost of obtaining content from third-party vendors.

     Selling, general and administrative expenses consist primarily of salaries and commissions for sales and marketing personnel; salaries and related costs for executive, financial and administrative personnel; sales, marketing, advertising and other brand building costs; travel costs; and occupancy and overhead costs.

     A total of 1.2 million equity shares are currently reserved for issuance under our Associate Stock Option Plan, or ASOP. As of September 30, 2002, we had outstanding an aggregate of 528,160 options (net of 408,960 options forfeited by employees and 200 options exercised for equity shares) under our ASOP with a weighted average exercise price equal to approximately Rs.1,519 per equity share. The unamortized deferred compensation related to these grants amounted to Rs.44.3 million as of September 30, 2002.

     We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from two to five years and, in the case of buildings, 28 years. Historically, we have amortized the goodwill recognized in acquisition transactions on a straight-line basis over five years. SFAS 142 requires that the goodwill no longer be amortised to earnings, but instead be reviewed for impairment. In accordance with FAS 142, during fiscal 2003, our management assessed the goodwill and intangible assets that we were carrying on our books.

     During the six months ended September 30, 2002, we identified certain assets whose carrying amounts are not recoverable. As a result of this review, we recorded asset impairment charges totaling to Rs.117.0 million ($2.4 million).

     In addition to our operations and those of our consolidated subsidiaries, our financial statements include our pro rata share of the financial results of those companies in which we have significant, non-controlling minority interests, such as CricInfo Limited and Refco Sify Securities Private Limited. These investments are accounted for under the equity method of accounting. In September 2002, we entered into a definitive agreement to divest our stake in Placements.com Private Limited.

     Since our inception, we have experienced negative cash flow from operations and have incurred net losses. Our ability to generate positive cash flow from operations and achieve profitability is dependent on our ability to continue to grow our revenues base and achieve further operating efficiencies.

     For fiscal 1998 through 2002 and the six months ended September 30, 2002, we incurred negative cash flow from continuing operations of approximately Rs.74.2 million, Rs.194.1 million, Rs.597.8 million, Rs.1,140.5 million, Rs.898.0 million and Rs.384.3 million ($7.9 million), respectively. For fiscal 1998 through 2002, and the six months ended September 30, 2002, we incurred net losses of approximately Rs.100.6 million, Rs.187.4 million, Rs.381.9 million, Rs.2,509.0 million, Rs.7,202.5 million and Rs.860.8 million ($17.8 million), respectively. We may not be able to realize sufficient future revenues to recover our present investment in network infrastructure and online content offerings or achieve positive cash flow or profitability in the future. As of September 30, 2002, we had an accumulated deficit of approximately Rs.11,269 million ($232.8 million).

Results of Operations

Quarter ended September 30, 2002 compared to quarter ended September 30, 2001

     Revenues. We recognized Rs.464.0 million ($9.6 million) in revenues for the quarter ended September 30, 2002, as compared to Rs.410.4 million for the quarter ended September 30, 2001, representing an increase of Rs.53.6 million, or 13%. This increase was attributable to a significant increase in the corporate network/data services businesses, which increased by Rs.33.3 million, or 16.3%, over the same period in the prior year, and an increase in the consumer Internet access services business, which increased by Rs.8.2 million, or 5.7%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. The increase in consumer Internet access revenues was primarily on account of an increase in the number of subscribers and increase in revenues from iway cafes. We expect the market for consumer Internet access to remain extremely price competitive. Our online portal and content offerings division accounted for Rs.44.2 million of revenues for the quarter ended September 30, 2002 as compared to Rs.50.5 million for the quarter ended September 30, 2001, representing a decrease of Rs.6.3 million, or 12.5%. Our other business and subsidiaries contributed to an increase of Rs.18.4 million or 138.2%.

     Cost of Revenues. Cost of revenues were Rs. 325.2 million ($6.7 million), or 70.1% of revenues, for the quarter ended September 30, 2002, compared to Rs.310.3 million, or 75.6% of revenues, for the quarter ended September 30, 2001, representing an increase of Rs.14.8 million, or 4.8%. This increase was due to a Rs.44.5 million increase in cost of hardware and software purchased for resale and a Rs.4.7 million increase in personnel expenses, offset by a Rs. 20.0 million decrease in leased line expenses and a Rs.14.4 million decrease in other expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.569.8 million ($11.8 million) for the quarter ended September 30, 2002, compared to Rs.476.2 million for the quarter ended September 30, 2001, representing an increase of Rs.93.6 million or 19.7%. This increase was due to an increase of Rs.117.0 million in impairment of assets as against nil for the quarter ended September 30, 2001, an increase of Rs.22.5 million in provision for doubtful debts, an increase of Rs.16.5 million in administrative and other expenses offset by a decrease of Rs.10.0 million in depreciation, a decrease of Rs.43.7 million in marketing expenses and a decrease of Rs.8.7 million in personnel expenses.

     Amortization / Impairment of goodwill. Amortization / Impairment of goodwill for the quarter ended September 30, 2002 was Nil, compared to an impairment of Rs.4,115.2 million for the quarter ended September 30, 2001.

     Amortisation of Deferred Stock Compensation expenses. Amortisation of deferred stock compensation expenses was Rs.10.2 million ($0.2 million) for the quarter ended September 30, 2002, compared to amortization charge back of Rs.2.4 million for the quarter ended September 30, 2001, representing an increase of Rs.12.5 million, as a result of significant forfeitures during the quarter ended September 30, 2001.

     Equity in loss of affiliates. Equity in loss of affiliates was Rs.14.3 million ($0.3 million) for the quarter ended September 30, 2002, compared to Rs.1,096.5 million for the quarter ended September 30, 2001, representing a decrease of Rs.1,082.2 million or 98.7%. However, the equity in loss of affiliates for the quarter ended September 30, 2001 included an impairment of investment of Rs.1,089.9 million.

     Other income (net). Other income was Rs. 9.8 million ($0.2 million) for the quarter ended September 30, 2002, compared to Rs.5.1 million for the quarter ended September 30, 2001, representing an increase of Rs.4.7 million, or 90.4%.

     Net Loss. Our net loss was Rs. 435.1 million ($9.0 million) for the quarter ended September 30, 2002, compared to a net loss of Rs.5,592.1 million for the quarter ended September 30, 2001. This decrease is primarily attributable to an increase in the revenue and operating margins and non-impairment of goodwill and investments in affiliates. For the quarters ended September 30, 2002 and September 30, 2001, there is no difference between the adjusted net loss and the respective reported net loss from continuing operations.

Six months ended September 30, 2002 compared to six months ended September 30, 2001

     Revenues. We recognized Rs.868.5 million ($17.9 million) in revenues for the six months ended September 30, 2002, as compared to Rs.759.4 million for the six months ended September 30, 2001, representing an increase of Rs. 109.2 million, or 14.4%. This increase was attributable to a significant increase in the corporate network/data services businesses, which increased by Rs.61.4 million, or 16%, over the same period in the prior year, and an increase in the consumer Internet access services business, which increased by Rs.44.2 million, or 18.2%, over the same period in the prior year. The corporate network/data services businesses successfully obtained a significant number of new orders from prominent customers with operations throughout India. The increase in consumer Internet access revenues was primarily on account of an increase in the number of subscribers and increase in revenues from iway cafes. Our online portal and content offerings division accounted for Rs 82.0 million of revenues for the six months ended September 30, 2002 as compared to Rs. 103.3 million for the six months ended September 30, 2001, representing a decrease of Rs. 21.2 million, or 20.7%. Our other business and subsidiaries contributed to an increase of Rs.24.8 million or 87.2%.

     Cost of Revenues. Cost of revenues were Rs. 631.8 million ($13.1 million), or 72.7% of revenues, for the six months ended September 30, 2002, compared to Rs.596.2 million, or 78.5% of revenues, for the six months ended September 30, 2001, representing an increase of Rs.35.6 million, or 6.0%. This increase was due to a Rs.88.6 million increase in cost of hardware and software purchased for resale partially offset by a decrease of Rs.3.1 million in personnel expenses, a Rs. 35.0 million decrease in lease line expenses and a Rs. 14.9 million decrease in other expenses.

     Selling, general and administrative expenses. Selling, general and administrative expenses were Rs.1,094.4 million ($22.6 million) for the six months ended September 30, 2002, compared to Rs. 971.6 million for the six months ended September 30, 2001, representing an increase of Rs 122.8 million or 12.6%. This increase was due to an increase of Rs. 117.0 million in impairment of assets as against nil for the six months ended September 30, 2001, an increase of Rs. 48.1 million in provision for doubtful debts and an increase of Rs.61.7 million in depreciation, partially offset by a decrease of Rs. 52.9 million in marketing expenses, a decrease of Rs. 25.7 million in personnel expenses and a decrease of Rs. 25.4 million in administrative and other expenses.

     Amortization / Impairment of goodwill. Amortization / Impairment of goodwill for the six months ended September 30, 2002 was Nil, compared to an impairment of Rs.4,115.2 million and an amortisation of Rs. 293.0 for the six months ended September 30, 2001.

     Amortisation of Deferred Stock Compensation expenses. Amortisation of deferred stock compensation expenses were Rs. 16.8 million ($0.3 million) for the six months ended September 30, 2002, compared to Rs. 14.1 million for the six months ended September 30, 2001, representing an increase of Rs. 2.7 million.

     Equity in loss of affiliates. Equity in loss of affiliates was Rs. 30.6 million ($0.6 million) for the six months ended September 30, 2002, compared to Rs. 1,184.4 million for the six months ended September 30, 2001, representing a decrease of Rs. 1,153.8 million or 97.4%. However, the equity in loss of affiliates for the six months ended September 30, 2001 included an impairment of investment of Rs. 1,089.9 million.

     Other income (net). Other income was Rs. 16.0 million ($0.3 million) for the six months ended September 30, 2002, compared to Rs. 34.0 million for the six months ended September 30, 2001, representing a decrease of Rs. 18.0 million, or 53.1%.

     Net Loss. Our net loss was Rs. 860.7 million ($17.8 million) for the six months ended September 30, 2002, compared to a net loss of Rs. 6,371.8 million for the six months ended September 30, 2001. This decrease is primarily attributable to an increase in the revenue and operating margins and non-impairment of goodwill and investments in affiliates.

Adjusted net loss	For the six months ended September 30,

	2001	2002	2002

Reported net loss from continuing operations	(Rs.6,371,785)	(Rs.860,757)	($17,784)
Add: Goodwill amortisation	292,964	—	—
Add: Equity goodwill amortisation	75,210	—	—
Adjusted net loss	(Rs.6,003,611)	(Rs.860,757)	($17,784)

	For the six months ended September 30,

	2001	2002	2002

Basic and diluted loss per share:
Reported net loss from continuing operations	(Rs.274.76)	(Rs.37.10)	($0.77)
Add: Goodwill amortisation	12.63	—	—
Add: Equity goodwill amortisation	3.23	—	—
Adjusted net loss	(Rs.258.88)	(Rs.37.10)	($0.77)

Liquidity and Capital Resources

     Since inception, we have financed our operations primarily through a combination of equity sales and borrowings from institutions and banks. During fiscal 1998, 1999 and 2000, we received Rs.38.5 million, Rs.307.5 million and Rs.10,220.0 million, respectively, in net cash proceeds from the sale of equity securities. We did not issue any equity shares in financing transactions in fiscal 2001 or 2002 or the first two quarters of fiscal 2003.

     In 2002, we sold our software services business, which principally involved business to business e-commerce and website development services including our strategic relationships with Open Market and Sterling Commerce, to our parent company, Satyam Computer Services, for approximately Rs.349.2 million ($7.2 million). This transaction was approved by our stockholders at an extraordinary general meeting held on February 28, 2002.

     On July 16, 2002, we entered into an agreement with WIPRO Limited, pursuant to which, among other things, WIPRO Limited has assigned its service contracts with its corporate connectivity customers to us in exchange for a cash payment.

     Effective October 7, 2002, we entered into definitive agreements with two investors in connection with a $20 million equity investment in Sify. Under the agreements, (1) SAIF will purchase approximately 7.56 million newly issued ADSs for $13.0 million, or $1.72 per ADS, (2) VentureTechwill purchase approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, and (3) VentureTech will be obligated to purchase an additional approximately 2.03 million newly issued equity shares for the Indian Rupee equivalent of $3.5 million, or $1.72 per equity share, prior to May 1, 2003. The transactions are expected to be completed by December 2002, subject to receipt of approval from our shareholders, Government of India approvals and the satisfaction of other closing conditions.

     The following table summarizes our statements of cash flows for the periods presented:

	Fiscal Year Ended March 31,			For Six Months Ended
				September 30,

	2000	2001	2002	2002	2002

		Indian rupees			U.S. dollars
		(in thousands)
Net loss from continuing Operations	(Rs.365,004)	(Rs.2,681,611)	(Rs.7,158,265)	(Rs.860,757)	($17,784)
Net decrease (increase) in working capital	(482,162)	(167,297)	27,232	26,785	553
Other adjustments for non-cash items	250,273	1,715,473	6,355,353	616,273	12,733
Net cash provided by (used in) investing activities
-continuing operations	(2,388,259)	(4,318,732)	(481,136)	(166,709)	(3,444)
- discontinued operations	(71,038)	(26,804)	(71,279)	—	—
Proceeds from sale of discontinued operations	—	—	349,165	—	—
Net cash provided by (used in) financing activities	10,167,709	(216,465)	(9,097)	(719)	(15)
Effect of exchange rate changes on cash	—	—	(5,598)	851	18
Net increase (decrease) in cash and cash equivalents	7,181,164	(5,870,363)	(756,094)	(384,276)	(7,939)

     Our principal capital and liquidity needs historically have related to developing our network infrastructure and our corporate network and electronic commerce products, establishing our customer service and support operations, developing our sales and marketing activities and for general working capital needs. Prior to 1998, our capital needs were primarily met by funding from our parent company, Satyam Computer Services, and borrowings from institutions and banks. As we placed greater emphasis on expanding our network infrastructure and developing our consumer Internet access and online portal and content services, we sought additional capital from other sources, including vendor capital leases and other vendor financing arrangements and through private placements of our securities. We have also expended significant funds in our acquisition and investment program, including the IndiaWorld Communications transaction.

     Cash balances held in foreign currency were Rs.3,365.6 million, Rs.1,344.3 million, Rs.252.8 million and Rs. 39.8 million as of March 31, 2000, 2001, 2002 and September 30, 2002 respectively. Cash balances held in Indian currency were Rs.3,942.0 million, Rs.100.0 million, Rs.557.7 million and Rs. 398.8 million as of March 31, 2000, 2001, 2002 and September 30, 2002 respectively.

     Cash used in operating activities for six months ended September 30, 2002 was Rs.217.7 million ($4.5 million) consisted of a Rs. 860.8 million ($17.8 million) net loss from operations, a decrease in trade accounts payable of Rs. 43.3 million ($0.9 million), a decrease in accrued expenses of Rs.28.9 million ($0.6 million), minority interest of Rs. 8.3 million ($0.2 million), others of Rs. 8.2 million($0.2 million), an increase of Rs. 12.6 million ($0.3 million) in other assets, an increase of Rs. 7.4 million ($0.2 million) in account receivables, a Rs. 1.6 million ($0.1 million) increase in prepaid expenses offset by depreciation, amortization and write off of goodwill of Rs. 497.4 million ($10.3 million), equity in losses of affiliates of Rs. 30.6 million ($0.6 million), loss on sale of plant and equipment of Rs. 0.7 million ($0.01 million), provision for doubtful debts of Rs. 84.7 million ($1.8 million), inventory write down of Rs. 19.2 million ($0.4 million), a Rs. 9.7 million ($0.2 million) decrease in inventories, a Rs. 27.7 million ($0.6 million) decrease in due from officers and employees, a Rs. 74.4 million ($1.5 million) increase in deferred revenue, a Rs. 1.2 million ($0.01 million) increase in advances received from customers and a Rs. 7.5 million ($0.2 million) increase in other liabilities.

     Cash used in investing activities for the six months ended September 30, 2002 was Rs. 166.7 million ($3.4 million), principally consisted of the purchase of routers, modems, ports, servers and other capital equipment in connection with the expansion of our network of Rs. 92.0 million ($1.9 million), investment in the affiliate, Cricinfo of Rs.38.1 million ($0.8 million) and payment of license fees of Rs. 35.1 million ($0.7 million) offset by proceeds from sale of plant and equipment of Rs. 10.9 million ($0.2 million).

     Cash used in financing activities for the six months ended September 30, 2002 was Rs. 0.7 million ($0.01 million) and represented the repayment of principal under capital lease obligations.

     In the ordinary course of our business we regularly engage in discussions and negotiations relating to potential investments, strategic partnerships, acquisitions and other strategic transactions. We will continue to be aggressive in our efforts to identify one or more investment or acquisition opportunities. However, we cannot assure you that we will be able to identify or complete any such transaction on favorable terms, or at all.

     Our highest operational priority for the fiscal year ended March 31, 2002 was to reduce the negative cash flow incurred by our company during its rapid growth stage. We intend to continue to focus on the accomplishment of this objective in fiscal 2003. Nonetheless, we expect to incur continued losses in the near future. Based upon our present business and funding plans, we believe that our cash and cash equivalents of $5.7 million (excluding cash-restricted included in current assets of $0.5 million and cash-restricted included in non- current assets of $2.9 million) as of September 30, 2002 , together with the proceeds anticipated to be received in connection with the pending financing transaction with SAIF and VentureTech and, if necessary, other resources believed to be available to us, are sufficient to meet our currently known requirements in the foreseeable future. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

     We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. For fiscal 2002, UUNet Technologies accounted approximately 10% of our total revenues.

     In order to provide further financial flexibility, we are actively investigating opportunities to raise additional capital, which could be in the form of debt, equity, or a combination. Our ability to raise funds through the sale of equity is limited by foreign ownership restrictions imposed on us, by Indian law and the terms of our Internet service provider license. Government of India policies previously limited the total foreign equity in an Internet service provider to 49%. In May 2001, the Department of Commerce and Industry increased the limit on foreign direct investment for Internet companies, such as our company, from 49% to 74%. Our license was reissued in April 2002, increasing the maximum permitted level of foreign equity investment in our company to 74% and also permitting us to provide Internet telephony, subject to the terms of operation as detailed in the license. If additional funds are raised through the issuance of equity or convertible debt securities, including in connection with the pending transaction with SAIF and Venture Tech, the percentage ownership of our stockholders and the holders of our ADSs will be reduced and these securities may have rights, preferences or privileges senior to those of our stockholders and the holders of our ADSs. We cannot assure you that additional financing will be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund and expand our operations, take advantage of unanticipated opportunities, develop or enhance Internet content, features or services, or otherwise respond to competitive pressures will be significantly limited. Our business, results of operations and financial condition could be materially adversely affected by any such limitation.

Income Tax Matters

     As of March 31, 2002, the end of our most recently completed fiscal year, we had a net tax loss carryforward of approximately Rs.3,163.5 million ($64.7 million). Under Indian law, loss carryforwards from a particular year may be used to offset taxable income over the next eight years.

     The statutory corporate income tax rate and the surcharge thereon are subject to change in line with the changes announced in the Union Budget each year. For fiscal ended 2002, the rate of corporate income tax was 35% with a surcharge of 2% thereon, resulting in an effective tax rate of 35.7%. For fiscal 2003, while the basic rate will remain at 35%, the surcharge has been increased to 5%, thereby resulting in an effective tax rate of 36.8%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Commitments

     As of September 30, 2002, we had spent approximately Rs.1,359.3 million to develop and deploy our network infrastructure. As of September 30, 2002, our future contractual obligations and commercial commitments were as follows:

	Payments Due by Period Rs. million

Contractual		Less than	Rs. million
Obligations	Total	1 year	1-3 years	4-5 years	After 5 years

Capital Lease Obligations	6.0	2.6	3.4	—	—
Total Contractual Obligations	6.0	2.6	3.4	—	—

		Amount of Commitment Expiration Per Period

Other Commercial	Total Amounts	Less than	Rs. million
Commitments	Committed	1 year	1-3 years	4-5 years	Over 5 years

Standby Letters of Credit	33.1	33.1	—	—	—
Guarantees	136.5	16.5	120.0	—	—
Other Commercial Commitments	7.5	7.5	—	—	—
Total Commercial Commitments	177.1	57.1	120.0	—	—

Effects of Inflation

     Inflation has not had a significant effect on our results of operations and financial condition to date. However, India has experienced relatively high rates of inflation. According to the Economist Intelligence Unit, the rates of inflation in India for 1997 through 2001 were 7.2%, 13.2%, 5.0%, 4.3% and 3.7% respectively. Under our Internet service provider license, we are given the right to establish the prices we charge to our subscribers, as determined by market forces. However, under the conditions of our license, the TRAI of India may review and fix the prices we charge our subscribers at any time. If the TRAI were to fix prices for the Internet service provider services we provide, we might not be able to increase the prices we charge our subscribers to mitigate the impact of inflation, which could have a material adverse effect on our business, results of operations and financial condition.

Foreign Exchange Gain /(Loss)

     Our foreign exchange gain/(loss) was Rs.(0.01) million, Rs.0.6 million, Rs.5.4 million, Rs.162.0 million, Rs.44.5 million and Rs. 10.8 million ($0.2 million) for fiscal 1998, 1999, 2000, 2001, 2002 and for the six months ended September 30, 2002 respectively.

Impact of Recently Issued Accounting Standards

Recent Accounting Pronouncements

     SFAS 143

     In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002.

     SFAS 144

     In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Under SFAS No. 144, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet been incurred. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001.

     SFAS 145

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This Statement rescinds FASB Statement No. 4, Reporting Gains and Losses from Extinguishment of Debt, and an amendment of that Statement, FASB Statement No. 64, Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements. This Statement also rescinds FASB Statement No. 44, Accounting for Intangible Assets of Motor Carriers. This Statement amends FASB Statement No. 13, Accounting for Leases, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions.

     However, SFAS 143 is not applicable and SFAS 144 and 145 are not expected to have any significant impact on our company.

     SFAS 146

     In July 2002, The FASB has issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. The standard replaces previous accounting guidance provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). The new requirements are effective prospectively for exit or disposal activities initiated after December 31, 2002.

     We are currently evaluating the impact of SFAS 146 on our financial statements.

Risks Related to Our Business

     Any investment in our ADSs involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this report, before you decide to buy our ADSs. If any of the following risks actually occurs, our company could be seriously harmed. In any such case, the market price of our ADSs could decline, and you may lose all or part of the money you paid to buy our ADSs.

Risks Related to Investments in Indian Companies

     We are incorporated in India, and a significant majority of our assets and employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by changes in exchange rates and controls, interest rates, Government of India policies, including taxation policies, as well as political, social and economic developments affecting India.

Political instability could halt or delay the liberalization of the Indian economy and adversely affect business and economic conditions in India generally and our business in particular.

     During the past decade, the Government of India has pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange rates and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Conflicts in South Asia and terrorist attacks in the United States and South Asia could adversely affect the economy and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In April 1999, India and Pakistan conducted long-range missile tests. Since May 1999, military confrontations between India and Pakistan have occurred in the Himalayan region of Kargil and other border areas. In October 1999, the leadership of Pakistan changed as a result of a coup led by the military. In September 2001, terrorist attacks were conducted in the United States, which caused various adverse consequences, including adverse economic consequences. In addition, in October 2001 the United States commenced military operations against various targets located in Afghanistan. In December 2001, terrorist attacks were conducted on the Indian Parliament building resulting in heightened diplomatic and military tension between India and Pakistan. Both countries have amassed troops along their common border. These events are widely believed to be provoking a further slow-down in worldwide economic activity. Events of this nature could influence the Indian and/or global economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and the market for our services.

We are subject to foreign investment restrictions under Indian law that limit our ability to attract foreign investors which, together with the lack of a public market for our equity shares, may adversely impact the value of our ADSs.

     Currently, there is no public trading market for our equity shares in India or elsewhere nor can we assure you that we will take steps to develop one. Our equity securities are only traded on Nasdaq through the ADSs as described in this report. Under prior Indian laws and regulations our depositary could not accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares without prior approval of the Government of India. The Reserve Bank of India has announced new fungibility regulations permitting, under limited circumstances, the conversion of ADSs to equity shares and the reconversion of equity shares to ADSs provided that the actual number of ADSs outstanding after such reconversion is not greater than the original number of ADSs outstanding. If you elect to surrender your ADSs and receive equity shares, you will not be able to trade those equity shares on any securities market and, under present law, likely will not be permitted to reconvert those equity shares to ADSs.

     If in the future a market for our equity shares is established in India or another market outside of the United States, those shares may trade at a discount or premium to the ADSs in part because of restrictions on foreign ownership of the underlying shares. Under current Indian regulations and practice, the approval of the Reserve Bank of India is required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India as well as for renunciation of rights to a resident of India, unless the sale of equity shares underlying the ADSs is through a recognized stock exchange or in connection with the offer made under the regulations regarding takeovers. Since exchange controls still exist in India, the Reserve Bank of India will approve the price at which the equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Holders who seek to convert the rupee proceeds from a sale of equity shares in India into foreign currency and repatriate that foreign currency from India will have to obtain Reserve Bank of India approval for each transaction. We cannot assure you that any required approval from the Reserve Bank of India or any other government agency can be obtained.

Because we operate our business in India, exchange rate fluctuations may affect the value of our ADSs independent of our operating results.

     The exchange rate between the rupee and the U.S. dollar has changed substantially in recent years and may fluctuate substantially in the future. During the three-year period from October 1, 1999 through September 30, 2002, the value of the rupee against the U.S. dollar declined by approximately 11.2%. Devaluations of the rupee will result in higher expenses to our company for the purchase of capital equipment, such as servers, routers, modems and other telecommunications and computer equipment, which is generally manufactured in the U.S. In addition, our market valuation could be materially adversely affected by the devaluation of the rupee if U.S. investors analyze our value based on the U.S. dollar equivalent of our financial condition and results of operations.

The Government of India may change its regulation of our business or the terms of our license to provide Internet access services without our consent, and any such change could decrease our revenues and/or increase our costs, which would adversely affect our operating results.

     Our business is subject to government regulation under Indian law and to significant restrictions under our Internet service provider license issued by the Government of India. These regulations and restrictions include the following:

•	Our Internet service provider license has a term of 15 years and was originally issued in 1998. Our Internet service provider license was reissued in 2002 enabling us to offer telephony services over the Internet and increasing our maximum permitted level of foreign equity investment to 74%. We have no assurance that the license will be renewed in the future. If we are unable to renew our Internet service provider license for any reason, we will be unable to operate as an Internet service provider in India and will lose one of our primary sources of revenue.

•	The Telecom Regulatory Authority of India, or TRAI, a statutory authority constituted under the Telecom Regulatory Authority of India Act, 1997, maintains the right to regulate the prices we charge our subscribers. The success of our business model depends on our ability to price our services at levels we believe are appropriate. If the TRAI sets a price floor, we may not be able to attract and retain subscribers. Likewise, if the TRAI sets a price ceiling, we may not be able to generate sufficient revenues to fund our operations. Similarly, an action of the Indian Parliament may impact our ability to set the prices for our services.

•	The Government of India maintains the right to take over our entire operations or revoke, terminate or suspend our license for national security and similar reasons without compensation to us. If the Government of India were to take any of these actions, we would be prevented from conducting all or part of our business.

     The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the Telecom Regulatory Authority of India (“TRAI”) and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company, represented by the Internet Service Providers Association of India (“ISPAI”). VSNL has priced these services at levels which we believe are inconsistent with the terms and conditions on which VSNL has secured the bandwidth for its international gateways. The Telecom Disputes Settlement and Appellate Tribunal remanded the matter back to the TRAI which decided against the ISPAI. The ISPAI has not yet decided on a further course of action.

Changes in Indian income taxes will increase our tax liability and decrease any profits we might have in the future.

     The statutory corporate income tax rate in India is currently 35.0%. For fiscal 2002, this tax rate was subject to a 2.0% surcharge resulting in an effective tax rate of 35.7%. The tax surcharge for fiscal 2003 has been increased to 5.0% resulting in an effective tax rate of 36.8%. We cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be implemented by the Government of India.

Risks Related to the Internet Market in India

     Our success will depend in large part on the increased use of the Internet by consumers and businesses in India. However, our ability to exploit the Internet service provider and other data service markets in India is inhibited by a number of factors. If India’s limited Internet usage does not grow substantially, our business may not succeed.

The success of our business depends on the acceptance of the Internet in India, which may be slowed or halted by high bandwidth costs and other technical obstacles in India.

     Bandwidth, the measurement of the volume of data capable of being transported in a communications system in a given amount of time, remains very expensive in India, especially when compared to bandwidth costs in the United States. Bandwidth rates are commonly expressed in terms of Kbps (kilobits per second, or thousands of bits of data per second) or Mbps (megabits per second, or millions of bits of data per second). Although prices for bandwidth in India have declined recently, they are high due to, among other things, capacity constraints.

The limited installed personal computer base in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     The market penetration rates of personal computers and online access in India are far lower than such rates in the United States. Alternate methods of obtaining access to the Internet, such as through set-top boxes for televisions, are currently not popular in India. There can be no assurance that the number or penetration rate of personal computers in India will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in India. While the personal computer penetration level in India is relatively low, we are addressing the demand for public Internet access through the establishment of a retail chain of public Internet access centers, which we refer to as “cybercafés,” under the “iway” brand name. Although this service creates a larger market, it also imposes on the operator of the cybercafé the considerable costs of providing the consumer access to a personal computer and related hardware and software.

The high cost of accessing the Internet in India limits our pool of potential customers and restricts the amount of revenues that our consumer Internet access services division may generate.

     Our growth is limited by the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in India. If the costs required to access the Internet do not significantly decrease, most of India’s population will not be able to afford to use our services. The failure of a significant number of additional Indian consumers to obtain affordable access to the Internet would make it very difficult to execute our business plan.

The success of our business depends on the acceptance and growth of electronic commerce in India, which is uncertain, and, to a large extent, beyond our control.

     Many of our existing and proposed products and services are designed to facilitate electronic commerce in India, although there is relatively little electronic commerce currently being conducted in India. Demand and market acceptance for these products and services by businesses and consumers, therefore, are highly uncertain. Many Indian businesses have deferred purchasing Internet access and deploying electronic commerce initiatives for a number of reasons, including the existence or perception of, among other things:

•	inconsistent quality of service;

•	the need to deal with multiple and frequently incompatible vendors;

•	inadequate legal infrastructure relating to electronic commerce in India;

•	a lack of security of commercial data, such as credit card numbers; and

•	low number of Indian companies accepting credit card numbers over the Internet.

     If usage of the Internet in India does not increase substantially and the legal infrastructure and network infrastructure in India are not developed further, we are not likely to realize any benefits from our investment in the development of electronic commerce products and services.

Risks Related to Satyam Infoway

Our limited operating history makes it difficult to evaluate our business.

     We commenced operation of our private data network business in April 1998 and launched our Internet service provider operations and Internet portal website in November 1998. Accordingly, we have a limited operating history to evaluate our business. You must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. These risks and difficulties include our ability to:

•	continue to develop and upgrade our technology, including our network infrastructure;

•	maintain and develop strategic relationships with business partners;

•	offer compelling online services and content; and

•	promptly address the challenges faced by early stage, rapidly growing companies, which do not have an experience or performance base to draw on.

     Not only is our operating history short, but we have determined to compete in three businesses that we believe are complementary. These three businesses are corporate network/data services, consumer Internet access services and online portal and content offerings. On February 28, 2002, our stockholders approved the sale of a fourth business (software services) to our majority stockholder, Satyam Computer Services. We do not yet know whether our three remaining businesses will prove complementary. We cannot assure you that we will successfully address the risks or difficulties described above. Failure to do so could lead to an inability to attract and retain corporate customers for our network services and subscribers for our consumer Internet services as well as the loss of advertising revenues.

We have a history of losses and negative cash flows and anticipate this to continue because our business plan, which is unproven, calls for additional corporate customers and subscribers to attain profitability.

     Since our founding, we have incurred significant losses and negative cash flows. As of September 30, 2002, we had an accumulated deficit of approximately Rs.11,269 million ($232.8 million). We have not been profitable and expect to incur operating losses as we expand our services, invest in expansion of our network/data and technology infrastructure, and advertise and promote our brand. Our business plan assumes that businesses in India will demand private network and related services. Our business plan also assumes that consumers in India will be attracted to and use Internet access services and content available on the Internet in increasing numbers. This business model is not yet proven in India, and we cannot assure you that we will ever achieve or sustain profitability or that our operating losses will not increase in the future.

Our ability to compete in the Internet service provider market is hindered by the fact that our principal competitor was until recently a government-controlled provider of international telecommunications services in India, which enjoys significant competitive advantages over our company.

     VSNL is a provider of international telecommunications services in India that, until recently, was controlled by the Government of India. In February 2002, the Government of India sold a 25% stake in VSNL to the TATA group, reducing the Government of India’s ownership of VSNL to 26%. VSNL had approximately 587,000 subscribers as of March 31, 2002. VSNL enjoys significant competitive advantages over our company, including the following:

•	Longer service history. VSNL started offering Internet service provider services from August 1995, whereas we started offering Internet service provider services only from November 1998.

•	Access to network infrastructure. Because VSNL was controlled by the Government of India, it had direct access to network infrastructure, which was owned by the Indian government. We believe that this access is continuing as a result of the Government of India’s investment in VSNL.

•	Greater financial resources. VSNL has significantly greater total assets and annual revenues than our company.

     In the past, VSNL aggressively reduced consumer Internet access prices despite the lack of offsetting reductions in prevailing bandwidth tariffs payable by private competitors, such as our company. We believe that these practices constitute an improper cross-subsidy funded by VSNL’s present monopoly in international long distance telephone service. The charges for international gateways and other services presently being provided by VSNL were the subject of a dispute pending before the TRAI and the Telecom Disputes Settlement and Appellate Tribunal between VSNL and private Internet service providers, including our company. The Telecom Disputes Settlement and Appellate Tribunal has remanded the matter back to the TRAI for denovo consideration. The issue has been decided by TRAI against ISPAI. ISPAI has so far not decided on further course of action. However in the above proceedings there are no adverse financial implication on the company. Unless there is a change in government policy or favorable resolution of this dispute, or until we are able to reduce our bandwidth costs through other means, we will continue to face difficult market conditions in the consumer Internet access services business. These competitive issues may prevent us from attracting and retaining subscribers and generating advertising revenue. This could result in loss of market share, price reductions, reduced margins or negative cash flow for our operations.

We may be required to further modify the rates we charge for our products and services in response to new pricing models introduced by new and existing competition in the Internet services market which would significantly affect our revenues.

     Our corporate network/data services business faces significant competition from well-established companies, including Global E-Commerce Limited and Sprint-RPG Limited. Reliance Infocom, a member of the Reliance Group, is building a nationwide fiber optic network in India and has announced plans to provide a range of value-added services, including corporate connectivity services.

     A significant number of competitors have entered India’s liberalized Internet service provider market, and we expect additional competitors to emerge in the near future. As of December 31, 2001, approximately 442 companies had obtained Internet service provider licenses in India, including 79 companies, which have obtained licenses to offer Internet service provider services throughout India. New entrants into the national Internet service provider market in India may enjoy significant competitive advantages over our company, including greater financial resources, which could allow them to charge Internet access fees that are lower than ours in order to attract subscribers. Since May 2000, we have offered unlimited Internet access to consumers for a fixed price. A number of our competitors, including VSNL, Dishnet and Mantra, also offer unlimited Internet access for a fixed price. In addition, some competitors offer free Internet service. These factors have resulted in significant reduction in actual average selling prices for consumer ISP services. We expect the market for consumer Internet access to remain extremely price competitive.

     Our online portal, www.sify.com, faces significant competition from well-established Indian content providers, including rediff.com, which completed its initial public offering in the United States in June 2000. Some of these sites currently have greater traffic than our site and offer some features that we do not. Further, the dominant Internet portals continue to be the online services and search engine companies based in the United States, such as America Online, Yahoo!, Microsoft Network and Lycos. These companies have been developing specially branded or co-branded products designed for audiences in specific markets. We expect that these companies will deploy services that are targeted at the Indian market. For example, Yahoo! launched an Indian service in June 2000.

     Increased competition may result in reduced operating margins or operating losses, loss of market share and diminished value in our services, as well as different pricing, service or marketing decisions. We cannot assure you that we will be able to successfully compete against current and future competitors.

Our marketing campaign to establish brand recognition and loyalty for the SatyamOnline, Sify and iway brands could be unsuccessful or, if successful, may not benefit our company if in the future we are no longer permitted to use the “Satyam” trademark that we license from Satyam Computer Services.

     In order to expand our customer base and increase traffic on our websites, we must establish, maintain and strengthen the SatyamOnline, Sify and iway brands. We plan to continue to incur significant marketing expenditures to establish brand recognition and brand loyalty. If our marketing efforts do not produce a significant increase in consumer traffic to offset our marketing expenditures, our losses will increase or, to the extent that we are generating profits, our profits will decrease. Furthermore, our Internet portal will be more attractive to advertisers if we have a large audience of consumers with demographic characteristics that advertisers perceive as favorable. Therefore, we intend to introduce additional and enhanced content, interactive tools and other services and features in the future in an effort to retain our current subscribers and users and attract new ones. Our reputation and brand name could be adversely affected if we are unable to do so successfully.

     “Satyam” is a trademark owned by Satyam Computer Services, our parent company. We have a license to use the “Satyam” trademark for so long as Satyam Computer Services continues to own at least 51% of our company. If its ownership is reduced below 51%, however, Satyam Computer Services may terminate our license to use the “Satyam” trademark upon two years’ prior written notice. We expect the interest of Satyam Computer Services in our company to be reduced to approximately 35% in connection with the pending financing transaction with SAIF and VentureTech. In anticipation of the need to cease using the Satyam brand name, we plan to change the name of our company from Satyam Infoway Limited to Sify Limited, subject to approval of the stockholders in a general meeting and other statutory approvals.

     As of the date of this report, Satyam Computer Services beneficially owns approximately 52.5% of our equity shares. As a result, it is presently able to exercise control over many matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions, such as a sale of our company. In October 2001, Satyam Computer Services announced its intention to seek to divest all of its Sify shares. Under Indian law, a simple majority is sufficient to control all stockholder action except for those items, which require approval by a special resolution. If a special resolution is required, the number of votes cast in favor of the resolution must not be less than three times the number of votes cast against it. Examples of actions that require a special resolution include:

•	altering our Articles of Association;

•	issuing additional shares of capital stock, except for pro rata issuances to existing stockholders;

•	commencing any new line of business; and

•	commencing a liquidation.

     Circumstances may arise in which the interests of Satyam Computer Services or a subsequent purchaser of the shares currently owned by Satyam Computer Services could conflict with the interests of our other stockholders or holders of our ADSs. Such a control stockholder could delay or prevent a change of control of our company even if a transaction of that sort would be beneficial to our other stockholders, including the holders of our ADSs. In addition, we have an agreement with South Asia Regional Fund, an investor in our company, which assures them a board seat and provides specified additional rights to them. In connection with completion of the pending financing transaction, SAIF and VentureTech will be granted certain rights, including representation on our board of directors and approval rights with respect to specified transactions.

If our efforts to retain our subscribers through investment in network infrastructure, online content offerings and customer and technical support are unsuccessful, our revenues will decrease without a corresponding reduction in costs.

     Our sales, marketing and other costs of acquiring new subscribers are substantial, relative to the fees actually derived from these subscribers. Accordingly, our long-term success depends to a great extent on our ability to retain our existing subscribers, while continuing to attract new subscribers. We invest significant resources in our network infrastructure, online content offerings and in our customer and technical support capabilities to provide high levels of customer service. We cannot be certain, however, that these investments will maintain or improve subscriber retention. We believe that intense competition from our competitors, some of whom offer free hours of service or other enticements for new subscribers, has caused, and may continue to cause, some of our subscribers to switch to our competitors’ services. In addition, some new subscribers use the Internet only as a novelty and do not become consistent users of Internet services, and therefore are more likely to discontinue their service. Any decline in our subscriber retention rate would likely decrease the revenues generated by our consumer Internet access services division. Therefore, we may not be able to realize sufficient future revenues to offset our present investment in network infrastructure, online content offerings and technical support or achieve positive cash flow or profitability in the future.

Despite cost-reduction measures, our future operating results could fluctuate in part because our expenses are relatively fixed in the short-term while future revenues are uncertain, and any adverse fluctuations could negatively impact the price of our ADSs.

     Our revenues, expenses and operating results have varied in the past and may fluctuate significantly in the future due to a number of factors, many of which are outside our control. Our business involves significant capital outlays and, thus, a significant portion of our investment and cost base is relatively fixed in the short term. Our revenues for the foreseeable future will depend on the following:

•	the range of services provided by us and our strategic partners and the usage thereof by our customers determines the amount of revenues generated by our corporate network/data services division;

•	the number of subscribers to our Internet service provider service and the prevailing prices charged determine the amount of revenues generated by our consumer Internet access services division; and

•	advertising and electronic commerce activity on www.sify.com and its related sites determines the amount of revenues generated by our online portal and content offerings division.

Our future revenues are difficult to forecast and, in addition to the foregoing, will depend on the following:

•	the timing and nature of any agreements we enter into with strategic partners will determine the amount of revenues generated by our corporate network/data services division;

•	new Internet sites, services, products or pricing policies introduced by our competitors may require us to introduce new offerings or reduce the prices we charge our customers for Internet access;

•	our capital expenditures and other costs relating to the expansion of our operations could affect the expansion of our network or could require us to generate additional revenue in order to be profitable;

•	the timing and nature of our marketing efforts could affect the number of our subscribers and the level of electronic commerce activity on our websites;

•	our ability to successfully integrate operations and technologies from any acquisitions, joint ventures or other business combinations or investments, including our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited;

•	the introduction of alternative technologies may require us to re-evaluate our business strategy and/or to adapt our products and services to be compatible with such technologies; and

•	technical difficulties or system failures affecting the telecommunication infrastructure in India, the Internet generally or the operation of our websites.

     We plan to continue to expand and develop content and enhance our technology and infrastructure. Many of our expenses are relatively fixed in the short-term. We cannot assure you that our revenues will increase in proportion to the increase in our expenses. We may be unable to adjust spending quickly enough to offset any unexpected revenues shortfall. This could lead to a shortfall in revenues in relation to our expenses.

     You should not rely on yearly comparisons of our results of operations as indicators of future performance. It is possible that in some future periods our operating results may be below the expectations of public market analysts and investors. In this event, the price of our ADSs may underperform or fall.

Because we lack full redundancy for our computer systems, a systems failure could prevent us from operating our business.

     We rely on the Internet and accordingly, depend upon the continuous, reliable and secure operation of Internet servers, related hardware and software and network infrastructure such as lines leased from telecom operators. We have a back-up data facility, but we do not have full redundancy for all of our computer and telecommunications facilities. As a result, failure of key primary or back-up systems to operate properly could lead to a loss of customers, damage to our reputation and violations of our Internet service provider license and contracts with corporate customers. These failures could also lead to a decrease in value of our ADSs, significant negative publicity and litigation. From time to time, a number of large Internet companies have suffered highly publicized system failures resulting in adverse reactions to their stock prices, significant negative publicity and, in some instances, litigation.

     We have at times suffered service outages. We guarantee to a number of our corporate customers that our network will meet or exceed contractual reliability standards, and our Internet service provider license requires that we provide an acceptable level of service quality and that we remedy customer complaints within a specified time period. Our computer and communications hardware are protected through physical and software safeguards. However, they are still vulnerable to fire, storm, flood, power loss, telecommunications failures, physical or software break-ins and similar events. We do not carry business interruption insurance to protect us in the event of a catastrophe even though such an event could lead to a significant negative impact on our business. Any sustained disruption in Internet access provided by third parties could also have a material adverse effect on our business.

Security breaches could damage our reputation or result in liability to us.

     Our facilities and infrastructure must remain secure, and be perceived by our corporate and consumer customers to be secure, because we retain confidential customer information in our database. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer hacking, computer viruses, programming errors or similar disruptive problems. If a person circumvents our security measures, he or she could jeopardize the security of confidential information stored on our systems, misappropriate proprietary information or cause interruptions in our operations. We may be required to make significant additional investments and efforts to protect against or remedy security breaches. A material security breach could damage our reputation or result in liability to us, and we do not carry insurance that protects us from this kind of loss.

     The security services that we offer in connection with our business customers’ networks cannot assure complete protection from computer viruses, break-ins and other disruptive problems. Although we attempt to limit contractually our liability in such instances, the occurrence of these problems could result in claims against us or liability on our part. These claims, regardless of their ultimate outcome, could result in costly litigation and could damage our reputation and hinder our ability to attract and retain customers for our service offerings.

If we are unable to manage the rapid growth required by our business strategy, our results of operations will be adversely affected.

     We have experienced and are currently experiencing a period of significant growth. This growth has placed, and the future growth we anticipate in our operations will continue to place, a significant strain on our managerial, operational, financial and information systems resources. As part of this growth, we will have to implement new operational and financial systems and procedures and controls, expand our office facilities, train and manage our employee base and maintain close coordination among our technical, accounting, finance, marketing, sales and editorial staffs. If we are unable to manage our growth effectively, we will be unable to implement our growth strategy, upon which the success of our business depends.

We face a competitive labor market for skilled personnel and therefore are highly dependent on our existing key personnel and on our ability to hire additional skilled employees.

     Our success depends upon the continued service of our key personnel, particularly Mr. Ramaraj, our Chief Executive Officer, Mr. Zacharias, our President and Chief Operating Officer, Mr. Santhanakrishnan, our Chief Financial Officer, and each other member of our senior management. Substantially all of our employees are located in India. Each of our employees may voluntarily terminate his or her employment with us. We do not carry key person life insurance on any of our personnel. Our success also depends on our ability to attract and retain additional highly qualified technical, marketing and sales personnel. The labor market for skilled employees in India is extremely competitive, and the process of hiring employees with the necessary skills is time consuming and requires the diversion of significant resources. While we have not experienced difficulty in employee retention or integration to date, we may not be able to continue to retain or integrate existing personnel or identify and hire additional personnel in the future. The loss of the services of key personnel, especially the unexpected death or disability of such personnel, or the inability to attract additional qualified personnel, could disrupt the implementation of our growth strategy, upon which the success of our business depends.

     In February 2002, we entered into Executive Employment Agreements with each of Messrs. Ramaraj, Zacharias and Santhanakrishnan. These agreements provide for base and bonus compensation and additional benefits and require that we indemnify these officers for specified expenses incurred by them in connection with their employment by our company. These agreements also contain confidentiality and invention assignment provisions. In addition, these agreements provide for specified payments in connection with a termination of employment after a change of control of our company or in certain other circumstances. Our agreement with Mr. Ramaraj has a term of approximately 13 months, and our agreements with Messrs Zacharias and Santhanakrishnan have a term of three years.

We are highly dependent on our relationships with strategic partners to provide key products and services to our customers.

     We rely on our arrangements with strategic partners to provide key network products and services to our business clients. Some of these relationships, can be terminated by our partners in some circumstances. We also rely on some of our strategic partners to provide us with access to their customer base. We are a strategic partner of UUNet Technologies in India and provide dial-up access to UUNet Technologies roaming international clients in India. UUNet Technologies is a unit of WorldCom, Inc., which in July 2002 filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. We do not know whether we will be able to maintain our strategic partnership with UUNet Technologies. If our relationships with our strategic partners do not continue, the ability of our corporate network/data services division to generate revenues will be decreased significantly. We also provide access to a co-branded version of the AOL Instant Messenger service to our portal customers, and this proprietary service is an important feature of our website.

If there is an adverse outcome in the class action litigation that has been filed against us, our business may be harmed.

     Our company and certain of our officers and directors are named as defendants in a securities class action lawsuit filed in the United States District Court for the Southern District of New York. This action, which is captioned In re Satyam Infoway Ltd. Initial Public Offering Securities Litigation, also names several of the underwriters involved in our initial public offering of American Depositary Shares as defendants. This class action is brought on behalf of a purported class of purchasers of our ADSs from the time of our IPO in October 1999 through December 2000. The central allegation in this action is that the underwriters in our IPO solicited and received undisclosed commissions from, and entered into undisclosed arrangements with, certain investors who purchased our ADSs in the IPO and the aftermarket. The complaint also alleges that we violated the United States federal securities laws by failing to disclose in the IPO prospectus that the underwriters had engaged in these allegedly undisclosed arrangements. More than 300 issuers have been named in similar lawsuits. In July 2002, an omnibus motion to dismiss all complaints against issuers and individual defendants affiliated with issuers was filed by the entire group of issuer defendants in these similar actions. That motion is now pending before the Court, with oral argument currently scheduled for late October 2002. Although we do not know when the Court will decide the motion, and do not know what that decision will be, we believe that we have meritorious defenses and intend to defend this action vigorously. However, we could be forced to incur material expenses in the litigation, and in the event there is an adverse outcome, our business could be harmed.

We and our subsidiary IndiaWorld Communications are engaged in disputes, which if resolved unfavorably, could impose material costs on us or have other undesirable effects.

     Our subsidiary IndiaWorld Communications is involved in pending litigation relating to the IndiaWorld trademark in Federal Court in San Diego, California with a third party located in the United States. IndiaWorld Communications commenced the lawsuit alleging, among other things, that the third party fraudulently registered and used the IndiaWorld trademark, and committed copyright infringement and misappropriation of content of IndiaWorld Communications’ website. The third party filed a counterclaim against us and IndiaWorld Communications alleging, among other things, that the activities of IndiaWorld Communications infringe a United States trademark for the term “IndiaWorld” and associated logos and trade dress purportedly owned by this third party, and that the third party has an ownership interest in the underlying assets of IndiaWorld Communications. We have tendered the defense and resolution of the matter to the prior owners of IndiaWorld Communications pursuant to a contractual indemnity clause in the purchase agreement. There is pending a settlement of this matter that, if completed, will resolve the matter without any liability to us or IndiaWorld Communications. We and IndiaWorld Communications have also been contacted by a party that alleges, among other things, that he is entitled to an equity ownership in IndiaWorld Communications. We believe that this claim is also covered by the contractual indemnity provided by the prior owners of IndiaWorld Communications. Nonetheless, any dispute such as those described above creates uncertainty as to the possible outcome, including whether or not our indemnity will be effective in protecting us, and also could divert management time and attention away from our business. An adverse outcome that is not indemnified could be material.

We face risks associated with our joint venture with Refco Sify Securities India Private Limited, our strategic partnership with VeriSign and our co-branding agreement with America Online, our acquisitions of Indiaplaza.com and IndiaWorld Communications, our investment in CricInfo Limited and with other potential acquisitions, investments, strategic partnerships or other ventures, including whether any such transactions can be identified, completed and the other party integrated with our business on favorable terms.

     In November 1999, we acquired 24.5% of the outstanding shares of IndiaWorld Communications, together with an option to acquire IndiaWorld Communications’ remaining outstanding shares, which we exercised in June 2000. In May 2000, we entered into a strategic partnership with VeriSign to provide managed digital certificate-based authentication services in India. In June 2000, we acquired a 25% stake in CricInfo Limited, entered into an agreement with America Online to distribute a co-branded version of the AOL Instant Messenger and made an investment in Refco Sify Securities India Private Limited. In July 2000, we completed our investment in CricInfo Limited and agreed to acquire IndiaPlaza.com. In December 2000, we completed our acquisition of IndiaPlaza.com. These alliances may not provide all or any portion of the anticipated benefits. Due to a general decline in market valuations for technology companies during fiscal 2002, we reassessed, in accordance with our accounting policy, the goodwill to be carried forward relating to these acquisitions. As a result, we recorded a Rs.4,127.7 million charge in fiscal 2002 relating to the impairment of goodwill. In addition, during the quarter ended June 30, 2002, we recorded a non-cash charge of Rs.86.2 million ($1.8 million) relating to the investment.

     We may acquire or make investments in other complementary businesses, technologies, services or products, or enter into additional strategic partnerships with parties who can provide access to those assets, if appropriate opportunities arise in the future. From time to time we have had discussions and negotiations with a number of companies regarding our acquiring, investing in or partnering with their businesses, products, services or technologies, and we regularly engage in such discussions and negotiations in the ordinary course of our business. Some of those discussions also contemplate the other party making an investment in our company. We may not identify suitable acquisition, investment or strategic partnership candidates in the future, or if we do identify suitable candidates, we may not complete those transactions on commercially acceptable terms or at all. In addition, the key personnel of an acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses, which could adversely affect our operating results and cause the price of our ADSs to decline. Furthermore, we may incur indebtedness or issue additional equity securities to pay for any future acquisitions. The issuance of additional equity securities would dilute the ownership interests of the holders of our ADSs.

Our financial results are impacted by the financial results of entities that we do not control.

     We have a significant, non-controlling minority interest in CricInfo Limited and Refco Sify Securities India Private Limited that is accounted for under U.S. GAAP using the equity method of accounting. Under this method, we are obligated to report as “Equity in losses (gains) of affiliates” a pro rata portion of the financial results of any such company in our statement of operations even though we do not control the other company. Thus, our reported results of operations can be significantly increased or decreased depending on the results of CricInfo Limited and Refco Sify Securities India Private Limited or other companies in which we may make similar investments even though we may have only a limited ability to influence these activities.

We must continue to make capital expenditures in new network infrastructure, which, if not offset by additional revenue, will adversely affect our operating results.

     We must continue to expand and adapt our network infrastructure as the number of users and the amount of information they wish to transfer increases and as the requirements of our customers change. The expansion of our Internet network infrastructure will require substantial financial, operational and management resources. The development of private Internet access and other data networks and related services in India is a new business, and we may encounter cost overruns, technical difficulties or other project delays in connection with any or all of the new facilities. We can give no assurance that we will be able to expand or adapt our network infrastructure to meet the additional demand or our customers’ changing requirements on a timely basis, or at a commercially reasonable cost, or at all. A portion of our capital expenditures for network development are fixed, and the success of our business depends on our ability to grow our business to utilize this capacity. In addition, if demand for usage of our network were to increase faster than projected, our network could experience capacity constraints, which would adversely affect the performance of the system.

     The legal system in India does not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property.

     Our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information. In addition, the laws of India do not protect proprietary rights to the same extent as laws in the United States, and the global nature of the Internet makes it difficult to control the ultimate destination of our products and services. For example, the legal processes to protect service marks in India are not as effective as those in place in the United States. The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. In the future, litigation may be necessary to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly.

     We could be subject to intellectual property infringement claims as the number of our competitors grows and the content and functionality of our websites or other product or service offerings overlap with competitive offerings. Defending against these claims, even if not meritorious, could be expensive and divert management’s attention from operating our company. If we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications that contain the infringing technology. We may be unable to develop non-infringing technology or obtain a license on commercially reasonable terms, or at all.

Our platform infrastructure and its scalability are not proven, and our current systems may not accommodate increased use while maintaining acceptable overall performance.

     Currently, only a relatively limited number of customers use our corporate network, our Internet service provider services and our Internet portal. We must continue to expand and adapt our network infrastructure to accommodate additional users, increasing transaction volumes and changing customer requirements. We may not be able to project accurately the rate or timing of increases, if any, in the use of our websites or expand and upgrade our systems and infrastructure to accommodate such increases. Our systems may not accommodate increased use while maintaining acceptable overall performance. Service lapses could cause our users to use the online services of our competitors.

We do not plan to pay dividends in the foreseeable future.

     We do not anticipate paying cash dividends to the holders of our ADSs in the foreseeable future. Accordingly, investors must rely on sales of their ADSs after price appreciation, which may never occur, as the only way to realize a positive return on their investment. Investors seeking cash dividends should not purchase our ADSs.

Risks Related to the Internet

We may be liable to third parties for information retrieved from the Internet.

     Because users of our Internet service provider service and visitors to our websites may distribute our content to others, third parties may sue us for defamation, negligence, copyright or trademark infringement, personal injury or other matters. We could also become liable if confidential information is disclosed inappropriately. These types of claims have been brought, sometimes successfully, against online services in the United States and Europe. Others could also sue us for the content and services that are accessible from our websites through links to other websites or through content and materials that may be posted by our users in chat rooms or bulletin boards. We do not carry insurance to protect us against these types of claims, and there is no precedent on Internet service provider liability under Indian law. Further, our business is based on establishing our network as a trustworthy and dependable provider of information and services. Allegations of impropriety, even if unfounded, could damage our reputation, disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses.

The success of our strategy depends on our ability to keep pace with technological changes.

     Our future success depends, in part, upon our ability to use leading technologies effectively, to continue to develop our technical expertise, to enhance our existing services and to develop new services that meet changing customer requirements. The markets for our service are characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new service introductions. We may not successfully identify new opportunities and develop and bring new services to market in a timely manner.

Our business may not be compatible with delivery methods of Internet access services developed in the future.

     We face the risk that fundamental changes may occur in the delivery of Internet access services. Currently, Internet services are accessed primarily by computers and are delivered by modems using telephone lines. As the Internet becomes accessible by cellular telephones, personal data assistants, television set-top boxes and other consumer electronic devices, and becomes deliverable through other means involving digital subscriber lines, coaxial cable or wireless transmission mediums, we will have to develop new technology or modify our existing technology to accommodate these developments. Our pursuit of these technological advances, whether directly through internal development or by third party license, may require substantial time and expense. We may be unable to adapt our Internet service business to alternate delivery means and new technologies may not be available to us at all.

Our product and service offerings may not be compatible with industry standards developed in the future.

     Our ability to compete successfully depends upon the continued compatibility and interoperability of our services with products and architectures offered by various vendors. Although we intend to support emerging standards in the market for Internet access, industry standards may not be established and, if they become established, we may not be able to conform to these new standards in a timely fashion or maintain a competitive position in the market. The announcement or introduction of new products or services by us or our competitors and any change in industry standards could cause customers to deter or cancel purchases of existing products or services.

Risk Related to the ADSs and Our Trading Market

Holders of ADSs are restricted in their ability to exercise preemptive rights under Indian law and thereby may suffer future dilution of their ownership position.

     Under the Companies Act, 1956 of India, or Companies Act, a public company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless the preemptive rights have been waived by adopting a special resolution by holders, whether on a show of hands or on a poll, holding not less than three times the number of votes, if any, cast against the resolution. At our 2000 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to one million equity shares (equivalent to one million ADSs) in connection with acquisitions. We issued virtually all of these equity shares in connection with our acquisitions of IndiaWorld Communications, Indiaplaza.com and Kheladi.com and our investment in CricInfo Limited. At our 2001 Annual General Meeting, our stockholders approved a special resolution permitting us to issue up to four million additional equity shares (equivalent to four million ADSs) in connection with acquisitions or capital raising transactions, and our ADS holders are deemed to have waived their preemptive rights with respect to these shares and our Board of Directors may approve the issuance of these shares without further action of our stockholders.

     U.S. holders of ADSs may be unable to exercise preemptive rights for equity shares underlying ADSs unless approval of the Ministry of Finance of the Government of India is obtained and a registration statement under the Securities Act of 1933, as amended, is effective with respect to the rights or an exemption from the registration requirements of the Securities Act is available. Our decision to file a registration statement will depend on the costs and potential liabilities associated with any given registration statement as well as the perceived benefits of enabling the holders of our ADSs to exercise their preemptive rights and any other factors that we deem appropriate to consider at the time the decision must be made. We may elect not to file a registration statement related to preemptive rights otherwise available by law to our stockholders. In the case of future issuances, the new securities may be issued to our depositary, which may sell the securities for the benefit of the holders of the ADSs. The value, if any, our depositary would receive upon the sale of such securities cannot be predicted. To the extent that holders of ADSs are unable to exercise preemptive rights granted in respect of the equity shares represented by their ADSs, their proportional interests in our company would be reduced.

Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to stockholder meetings.

     As a holder of ADSs, you generally have the right under the deposit agreement to instruct the depositary bank to exercise the voting rights for the equity shares represented by your ADSs. At our request, the depositary bank will mail to you any notice of stockholders’ meeting received from us together with information explaining how to instruct the depositary bank to exercise the voting rights of the securities represented by ADSs. If the depositary bank timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary bank to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary bank in a timely manner.

     Under Indian law, subject to the presence in person at a stockholder meeting of persons holding equity shares representing a quorum, all resolutions proposed to be approved at that meeting are voted on by a show of hands unless a stockholder present in person and holding at least 10% of the total voting power or on which an aggregate sum of not less than Rs.50,000 has been paid-up, at the meeting demands that a poll be taken. Equity shares not represented in person at the meeting, including equity shares underlying ADSs for which a holder has provided voting instructions to the depositary bank, are not counted in a vote by show of hands. As a result, only in the event that a stockholder present at the meeting demands that a poll be taken will the votes of ADS holders be counted. Securities for which no voting instructions have been received will not be voted on a poll.

     As a foreign private issuer, we are not subject to the SEC’s proxy rules, which regulate the form and content of solicitations by United States-based issuers of proxies from their stockholders. To date, our practice has been to provide advance notice to our ADS holders of all stockholder meetings and to solicit their vote on such matters, through the depositary, and we expect to continue this practice. The form of notice and proxy statement that we have been using does not include all of the information that would be provided under the SEC’s proxy rules.

The market price of our ADSs has been and may continue to be highly volatile.

     The market price of our ADSs has fluctuated widely and may continue to do so. For example, since our initial public offering in October 1999 through September 30, 2002, the trading price of our ADSs has ranged from a high of $452 per ADS to a low of $0.88 per ADS. Many factors could cause the market price of our ADSs to rise and fall. Some of these factors include:

•	our failure to integrate successfully our operations with those of acquired companies;

•	actual or anticipated variations in our quarterly operating results, including charges to write-off goodwill and other acquisition costs;

•	announcement of technological innovations;

•	conditions or trends in the corporate network/data services, Internet and electronic commerce industries;

•	the competitive and pricing environment for corporate network/data services and consumer Internet access services in India and the related cost and availability of bandwidth;

•	the perceived attractiveness of investment in Indian companies;

•	acquisitions and alliances by us or others in the industry;

•	developments related to the pending financing transaction with SAIF and Venture Tech;

•	changes in estimates of our performance or recommendations by financial analysts;

•	market conditions in the industry and the economy as a whole;

•	introduction of new services by us or our competitors;

•	changes in the market valuations of other Internet service companies;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel; and

•	other events or factors, many of which are beyond our control.

     The financial markets in the United States and other countries have experienced significant price and volume fluctuations, and the market prices of technology companies, particularly Internet-related companies, have been and continue to be extremely volatile with negative sentiment prevailing. Volatility in the price of our ADSs may be caused by factors outside of our control and may be unrelated or disproportionate to our operating results. In the past, following periods of volatility in the market price of a public company’s securities, securities class action litigation has often been instituted against that company. Such litigation could result in substantial costs and a diversion of our management’s attention and resources.

We may not be able to maintain our Nasdaq National Market listing.

     In order to maintain the listing of our ADSs on the Nasdaq National Market, we are required to comply with the continuing listing requirements of Nasdaq, including the $1.00 minimum bid price requirement. The price of our ADSs on the Nasdaq National Market recently closed below $1.00 for more than 30 consecutive days. Effective September 24, 2002, our equity share-to-ADS exchange ratio has been adjusted to one-to-one in order to reestablish compliance with Nasdaq’s minimum bid price requirement. There are also pending or expected significant changes to the listing requirements of the Nasdaq National Market relating to implementation of the Sarbanes-Oxley Act of 2002 and other reforms that will impose significant additional substantive and administrative requirements on all public companies listed on the Nasdaq National Market, including foreign private issuers. We do not know whether we will be able to maintain our Nasdaq National Market listing in the future.

An active or liquid market for the ADSs is not assured, particularly in light of Indian legal restrictions on equity share conversion and foreign ownership of an Internet service provider.

     We cannot predict the extent to which an active, liquid public trading market for our ADSs will exist. Active, liquid trading markets generally result in lower price volatility and more efficient execution of buy and sell orders for investors. Liquidity of a securities market is often a function of the volume of the underlying shares that are publicly held by unrelated parties. Although ADS holders are entitled to withdraw the equity shares underlying the ADSs from the depositary at any time, there is no public market for our equity shares in India or the United States. Furthermore, foreign ownership in our company, which includes all ADSs, is limited to 74% under present Indian law. The previous policy limit was 49%. This limitation means that, unless Indian law changes, at least 26% of our equity shares will never be available to trade in the United States market.

The future sales of securities by our company or existing stockholders may hurt the price of our ADSs.

     The market price of our ADSs could decline as a result of sales of a large number of equity shares or ADSs or the perception that such sales could occur. For example, in October 2001 our parent company, Satyam Computer Services, announced its intention to divest its investment in our company. Such sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. We may issue additional equity shares and ADSs to raise capital and to fund acquisitions and investments, and the parties to any such future transactions could also decide to sell them.

Forward-looking statements contained in this report may not be realized.

     This report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risks faced by us described above and elsewhere in this report. We do not intend to update any of the forward-looking statements after the date of this report to conform such statements to actual results.

Other Information

Exhibits and Reports on Form 6-K

(a) Exhibits

Exhibit
Number	Description

99.1	Subscription Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and SAIF Investment Company Limited.

99.2	Subscription Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and Venture Tech Solutions Pvt. Ltd.

99.3	Investor Rights Agreement, dated as of October 7, 2002, by and among Satyam Computer Services Limited, SAIF Investment Company Limited, Venture Tech Solutions Pvt. Ltd. and Satyam Infoway Limited.

99.4	Registration Rights Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and SAIF Investment Company Limited.

99.5	Form of Restated Articles of Association of Satyam Infoway Limited.

(b) Reports

Report on Form 6-K filed July 17, 2002;

Report on Form 6-K filed August 12, 2002; and

Report on Form 6-K filed October 10, 2002.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.

Date: October 25, 2002

SATYAM INFOWAY LIMITED

By:	/s/ T.R. Santhanakrishnan

Name: T.R. Santhanakrishnan Title: Chief Financial Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

99.1	Subscription Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and SAIF Investment Company Limited.

99.2	Subscription Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and Venture Tech Solutions Pvt. Ltd.

99.3	Investor Rights Agreement, dated as of October 7, 2002, by and among Satyam Computer Services Limited, SAIF Investment Company Limited, Venture Tech Solutions Pvt. Ltd. and Satyam Infoway Limited.

99.4	Registration Rights Agreement, dated as of October 7, 2002, by and between Satyam Infoway Limited and SAIF Investment Company Limited.

99.5	Form of Restated Articles of Association of Satyam Infoway Limited.